SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

SIMON WORLDWIDE, INC.

(Name of Subject Company)

SIMON WORLDWIDE, INC.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

828815100

(CUSIP Number of Class of Securities)

Greg Mays
Chief Executive Officer
Simon Worldwide, Inc.
5200 W. Century Boulevard
Los Angeles, California 90045
(310) 417-4660

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Terry Wallock, Esq. Simon Worldwide, Inc. 5200 W. Century Boulevard Los Angeles, California 90045 (310) 417-4660	James T. Barrett, Esq. Marc Mantell, Esq. Edwards Angell Palmer & Dodge LLP 111 Huntington Avenue at Prudential Center Boston, Massachusetts 02199-7613 (617) 239-0100

☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

i

Item 1. Subject Company Information.

Name and Address

The name of the subject company is Simon Worldwide, Inc., a Delaware corporation (the “Company”). The address and telephone number of the Company’s principal executive office is 5200 W. Century Boulevard, Los Angeles, California 90045, (310) 417-4660.

Securities

This Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, this “Schedule”) relates to the common stock, par value $0.01 per share, of the Company (the “Shares”). As of November 12, 2010, there were 50,611,879 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address

The Company is the person filing this Schedule. The Company’s name, business address and business telephone number set forth in Item 1, “Subject Company Information” above, under the heading “Name and Address,” are incorporated herein by reference.

Tender Offer

This Schedule relates to the unsolicited offer by Overseas Toys, L.P., a Delaware limited partnership (“Overseas Toys”), to purchase all outstanding Shares not owned by Overseas Toys at a cash purchase price of $0.27 per share (the “Offer Price”) upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 1, 2010 (the “Offer to Purchase”) and the related Letter of Transmittal (together, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”) filed by Overseas Toys with the Securities and Exchange Commission (the “Commission”) on November 1, 2010.

The sole general partner of Overseas Toys is Multi-Accounts, LLC, a California limited liability company (“Multi-Accounts”). The managing member of Multi-Accounts is OA3, LLC, a California limited liability company (“OA3”). The managing member of OA3 is Ronald W. Burkle, an individual (“Burkle” and, together with Overseas Toys, Multi-Accounts and OA3, the “Overseas Toys Parties”).

According to the Schedule TO, the business address and telephone number of Overseas Toys is Overseas Toys, L.P., c/o The Yucaipa Companies, 9130 West Sunset Boulevard, Los Angeles, California 90069, (310) 789-7200.

Because Overseas Toys’ substantial voting control over the Company and representation on the Company’s Board of Directors, as described in Item 3, “Past Contacts, Transactions, Negotiations and Agreements” below under the heading “—Relationship with Overseas Toys,” could result in a conflict of interest with the Company’s other stockholders, on October 18, 2010, the Board of Directors formed a special committee (the “Special Committee”) comprised of the Company’s independent directors—Allan Brown and Joseph Bartlett (neither of whom is affiliated with the Overseas Toys Parties)—to evaluate and make a recommendation to the Company’s stockholders with respect to the Offer. The Special Committee was delegated with full power and authority to act on behalf of the full Board with respect to such evaluation and recommendation, to conduct its work without any involvement of or input from the remainder of the Board, and to engage legal and financial advisors in connection therewith.

The Company does not take any responsibility for the accuracy or completeness of any information described herein contained in the Schedule TO, including information concerning the Overseas Toys Parties, their affiliates, officers, directors, managers, limited or general partners or any failure by the Overseas Toys Parties to disclose events or circumstances that may have occurred and may affect the accuracy or completeness of such information.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Conflicts of Interest

Except as described in this Schedule and in the excerpts from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed with the SEC on March 26, 2010 (the “2009

Compensation Information”), which excerpts are filed as Exhibit (e)(1) to this Schedule and incorporated herein by reference, to the knowledge of the Company, as of the date of this Schedule, there are no material agreements, arrangements, understandings, or any actual or potential conflicts of interest between the Company or its affiliates and either (i) the Company’s executive officers, directors or affiliates or (ii) Overseas Toys or its executive officers, directors, managers, limited or general partners or affiliates.

Exhibit (e)(1) to this Schedule includes the following sections from the 2009 Compensation Information: “Compensation Discussion and Analysis,” “Grants of Plan-Based Awards,” “Executive Services Agreements with Officers,” “Outstanding Equity Awards at Fiscal Year-End,” “Option Exercises and Stock Vested,” “Post-Employment Compensation,” “Directors’ Compensation,” “Executive Services Agreements with Directors” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.”

Any information contained in the materials incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule to the extent any information contained herein modifies or supersedes such information.

Relationship with Overseas Toys

Overseas Toys’ Preferred Stock Investment in the Company

On November 10, 1999, the Overseas Toys Parties purchased (i) 25,000 shares of Series A Senior Cumulative Participating Convertible Preferred Stock, $0.01 par value per share, of the Company (the “Preferred Stock”), and (ii) a warrant to purchase an additional 15,000 shares of Preferred Stock, which warrant subsequently expired unexercised. The Overseas Toys Parties acquired the Preferred Stock and the warrant for investment purposes for Twenty-Five Million Dollars ($25,000,000).

Before August 2001, the Company had been operating as a multi-national full-service promotional marketing company, specializing in the design and development of high-impact promotional products and sales promotions. The Company’s major client had been McDonald’s Corporation (“McDonald’s”), which accounted for 78% of the Company’s total net sales in 2001. On August 21, 2001, McDonald’s notified the Company that it was terminating its approximately 25-year relationship with the Company as a result of the arrest of a former employee of the Company who subsequently pled guilty to embezzling winning game pieces from McDonald’s promotional games administered by the Company. On August 23, 2001, Philip Morris, the Company’s second-largest customer, notified the Company that it was ending its approximately nine-year relationship with the Company. On August 24, 2001, two of Overseas Toys’ three designees to the Company’s Board of Directors resigned their positions on the Board due to the potential conflict of interest resulting from their service on the board of directors of another corporation that was also a major McDonald’s supplier.

Since August 2001, the Company has concentrated its efforts on reducing its costs and settling numerous claims, contractual obligations and pending litigation. By April 2002, the Company had effectively eliminated a majority of its ongoing promotions business operations and was in the process of disposing of its assets and settling its liabilities related to the promotions business and defending and pursuing litigation with respect thereto. On May 3, 2002, the Shares were delisted by NASDAQ due to the fact that the Shares were trading at a price below the minimum NASDAQ requirement.

On April 15, 2005, Overseas Toys indicated by letter to the Company its intent to exercise its right to designate three directors to the Board. These designees were elected to the Board by the stockholders in April 2006. In the related Schedule 13D amendment filed with the Commission on April 18, 2005, the Overseas Toys Parties announced their intent to resume participation in the management of the Company through representation on the Board and, among other things, to discuss with the Company’s management, directors, stockholders and others, potential strategic transactions and opportunities for the Company and its business. However, no such transaction was consummated. According to the Overseas Toys Parties, this was in part due to the liquidation preference and redemption rights of the Preferred Stock, which would have subsumed all of the proceeds if such transaction effected a change in control of the Company within the realistic ranges of values.

Exchange and Recapitalization Agreement; Amended Charter

On June 11, 2008, the Company entered into an Exchange and Recapitalization Agreement with Overseas Toys (the “Recapitalization Agreement”), pursuant to which Overseas Toys agreed to restructure its equity investment in the Company on the terms and subject to the conditions (including the approval by the Company’s stockholders of certain amendments to the Company’s charter by the filing of the Restated Certificate of Incorporation of the Company (the “Amended Charter”)) set forth in the Recapitalization Agreement. The recapitalization was designed to respond to the Company’s lack of an operating business and the fact that the aggregate liquidation preference for the Preferred Stock appeared to exceed all proceeds reasonably anticipated to be available to the Company’s stockholders upon a dissolution of the Company. In such an event, holders of Shares would have received nothing upon dissolution of the Company. Without resolution of the Company’s capital structure, it appeared unlikely that any party would be interested in a business combination with the Company, and the Company’s limited cash assets would continue to dwindle as a result of the Company’s maintaining its administration structure, managing its cash assets and investments, seeking strategic business opportunities and meeting its obligations as a public company.

The Board approved the Recapitalization Agreement at the recommendation of a special committee of the Board’s disinterested members. At a special meeting of the Company’s stockholders held on September 18, 2008, the stockholders approved the Amended Charter to effect the recapitalization of the Company in accordance with the terms of the Recapitalization Agreement, as described below.

Upon the filing of the Amended Charter with the Secretary of State of the State of Delaware on September 18, 2008, all of the shares of Preferred Stock held by Overseas Toys were automatically converted into an aggregate of 37,940,756 Shares, representing 70% of the outstanding Shares immediately following the filing of the Amended Charter. The right to receive any accrued or declared but unpaid dividends on the Preferred Stock was cancelled. The Amended Charter eliminated the Preferred Stock as an authorized class of capital stock of the Company and resulted in the Company having only a single authorized class of capital stock—the Shares.

Although the recapitalization effected by the Amended Charter provided Overseas Toys with effective voting control over the Company, the Amended Charter and Recapitalization Agreement contain certain minority protection rights for the holders of Shares other than Overseas Toys. These minority protection rights include, among other things, the requirement that the Company take all action necessary to dissolve and liquidate the Company as soon as reasonably practicable in the event the Company does not consummate a Business Combination (defined below) by the later of (i) December 31, 2010 or (ii) December 31, 2011 in the event that a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed on or prior to December 31, 2010 (such later date, the “Termination Date”); provided, that the Company is not required to dissolve and liquidate if, prior to the Termination Date, Overseas Toys consummates a Qualified Offer (defined below) to purchase all outstanding Shares not owned by Overseas Toys.

As defined in the Recapitalization Agreement and the Amended Charter:

•	“Business Combination” means an acquisition by the Company of a business having an aggregate purchase price or fair market value of at least (i) 80% of the Company’s net assets at the time of such acquisition or (ii) $15,000,000.
•	“Qualified Offer” means an offer by Overseas Toys to purchase the outstanding Shares that Overseas Toys does not already own at a per share price determined by a formula based on the Liquidation Value (as defined below), such offer to be (i) commenced no earlier than one hundred and twenty (120) days and no later than sixty (60) days prior to the Termination Date, (ii) not subject to any financing or due diligence contingency or subject to any conditions other than conditions that are reasonable and customary for similar transactions, and (iii) compliant with all applicable laws and regulations.

•	“Liquidation Value” means the amount the holders of all of the Shares (including Overseas Toys and its affiliates) would receive in the aggregate upon the liquidation of the Company. The determination of such amount shall be subject to approval by the Board and a majority of the directors who are unaffiliated with and independent of Overseas Toys (“independent directors”).

In addition, the Amended Charter and Recapitalization Agreement contain the following minority protection rights for the holders of Shares other than Overseas Toys. If the Offer is consummated, these protection rights will automatically terminate and be of no further force or effect.

•	Independent Directors. Overseas Toys agreed to nominate or renominate, and at any meeting of the stockholders of the Company, or in any action by written consent, vote or cause to be voted all Shares owned or controlled by it or its affiliates to elect or re-elect Allan I. Brown and Joseph W. Bartlett or, in the event of the unwillingness or incapacity of one or both of such persons to serve, substitute independent directors approved by a majority of the independent directors then on the Board. Overseas Toys agreed to vote or consent, and to cause its affiliates to vote or consent, as applicable, its Shares at all times so that thirty percent (30%) of the members of the Board, rounded up or down to the nearest director, are independent directors, and in any event so that no less than two directors are independent directors.
•	Removal of Independent Directors. In the event of any meeting of the stockholders of the Company, or in any action by written consent, the notice of which states that, or the action by written consent provides for, the removal for “cause” of one or more independent directors is among the purposes of the meeting, Overseas Toys agreed to vote or consent, and to cause its affiliates to vote or consent, as applicable, its Shares with respect to such removal proposal on a pro rata basis in accordance with the votes of the other holders of the outstanding Shares entitled to vote.
•	Agreement to Bind Successors. Overseas Toys agreed that the sale or other transfer or disposition of any of its Shares (other than a sale pursuant to Rule 144 (including Rule 144(e)(1)) promulgated by the Commission under the Securities Act) will be conditioned upon the acquirer or other transferee or recipient agreeing to be bound by the Recapitalization Agreement.
•	Related Party Transactions. Overseas Toys agreed that the Board will not take, authorize or permit without the concurrence of a majority of the independent directors (but in any event at least one independent director), any agreement, transaction or other corporate reorganization or recapitalization between the Company or any subsidiary of the Company, on the one hand, and Overseas Toys or any company in which Overseas Toys has, directly or indirectly, an investment, on the other hand, and including any reverse stock split or combination of Shares (each, a “Related Party Transaction”). However, the following are not, and shall in no event be deemed to be, Related Party Transactions: (i) the continuation of existing arrangements disclosed in Commission filings on or before June 11, 2008 on substantially the same terms, (ii) those agreements, transactions, reorganizations or recapitalizations specifically contemplated by the terms of the Recapitalization Agreement, (iii) any amounts or benefits received in connection with any services rendered as directors of the Company to which all other directors of the Company are entitled, (iv) a Business Combination in which the Shares held by Overseas Toys are treated on a pro rata basis with the other outstanding Shares held by the other Company stockholders and in which Overseas Toys does not have a material conflict of interest, (v) the sourcing by Overseas Toys of a Business Combination that does not otherwise qualify as a Related Party Transaction, (vi) the side by side investment by Overseas Toys on the same terms as the Company in the surviving entity in a Business Combination that does not otherwise qualify as a Related Party Transaction, (vii) Overseas Toys' receipt of a deal fee (not to exceed 1%) in a Business Combination sourced by Overseas Toys that does not otherwise qualify as a Related Party Transaction, or (viii) a management agreement between Overseas Toys and the surviving entity in a Business Combination that does not otherwise qualify as a Related Party Transaction, which management agreement would only be effective upon or following the consummation of the Business Combination and is on terms and conditions consistent with the past practices of affiliates of Overseas Toys but in no event less favorable to the Company than the management agreement previously in effect between Overseas Toys and the Company.

Registration Rights Agreement

In connection with Overseas Toys’ original purchase of the Preferred Stock, Overseas Toys and the Company entered into a Registration Rights Agreement, dated as of November 10, 1999, pursuant to which Overseas Toys has certain registration rights with respect to the resale of the Shares owned by Overseas Toys. Overseas Toys possesses an unlimited number of “demand registration rights” to require the Company to use its best efforts to register the resale of these Shares at the Company’s expense; however, Overseas Toys must sell in each demand registration at least the greater of 1,000,000 Shares or the remaining number of Shares then held by Overseas Toys. In addition, if the Company registers the sale of Shares for the Company’s account or the resale of Shares for the account of its other stockholders, the Company also may have to include in the registration Shares held by Overseas Toys and to cover the expenses of such registration. Overseas Toys has an unlimited number of these “piggyback registration rights.”

Relationships with the Company’s Executive Officers, Directors and Affiliates

Cash Consideration Payable Pursuant to Offer

If the Company’s executive officers and directors tender Shares that they own for purchase pursuant to the Offer, they will receive the same cash consideration per Share on the same terms and conditions as the other stockholders of the Company. As of November 12, 2010, the Company’s executive officers and directors beneficially owned in the aggregate 1,173,023 Shares (excluding unvested options to purchase Shares). If the executive officers and directors were to tender all 1,173,023 Shares beneficially owned by them for purchase pursuant to the Offer and those shares were accepted for purchase and purchased by Overseas Toys, the executive officers and directors would receive an aggregate of approximately $316,716 in cash, less the applicable exercise price of any vested options that are exercised. As discussed under Item 4, “The Solicitation or Recommendation” below, to the Company’s knowledge, after making reasonable inquiry, none of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender their Shares in the Offer or sell any Shares held of record or beneficially owned by such person.

Executive Services Agreements; Director Compensation

The Company has an Executive Services Agreement with Mr. Mays, the Company’s Chief Executive Officer and Chief Financial Officer. The agreement provides for compensation to Mr. Mays at a rate of $4,040 per week and the payment of health insurance benefits. During the agreement’s term, Mr. Mays will earn $250 per hour in additional compensation for each hour in excess of twenty hours per week for services rendered relating to any legal proceedings or merger and acquisition activities of the Company. The Company or Mr. Mays may terminate Mr. Mays’ engagement at any time upon ninety days’ notice to the other party. Following his termination, Mr. Mays is not entitled to any severance payments under the agreement, except that he will be eligible for health care benefits for eighteen months thereafter and he will receive compensation of $400 per hour for services rendered following his termination relating to any legal proceedings of the Company.

Additionally, the Company has an Executive Services Agreement with each of Terry Wallock, the Company’s general counsel and a member of the Board of Directors, and Messrs. Bartlett and Brown, both of whom are members of the Board and the Special Committee. The agreements provide for compensation at the rate of $1,000 per month to Messrs. Bartlett and Brown and $3,365 per week to Mr. Wallock. Additional hourly compensation is provided after termination of the agreements and, in some circumstances during the term, for extensive commitments of time related to any legal or administrative proceedings and merger and acquisition activities in which the Company may be involved. The agreements provide for the payment of health insurance benefits and provide for mutual releases upon termination. The Company may terminate the engagement of any director at any time by making a lump sum payment of one year’s compensation to the director, and any director may terminate his engagement upon one year’s notice, except in certain circumstances wherein the director (other than Mr. Wallock) can resign immediately and receive a lump sum payment of one year’s salary. Upon his termination, each director will be eligible for health care benefits for eighteen months thereafter.

For more information, see “Executive Services Agreements with Officers” and “Executive Services Agreements with Directors” in the 2009 Compensation Information, excerpts of which are filed as Exhibit (e)(1) to this Schedule and incorporated herein by reference.

Indemnification of Officers and Directors

Section 102 of the General Corporation Law of Delaware (“DGCL”) allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware law or obtained an improper personal benefit. Article Eighth of the Amended Charter provides that no director shall be personally liable for any monetary damages for any breach of fiduciary duty as a director, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breach of fiduciary duty.

Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, indemnification is limited to expenses and no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

Article Ninth of the Amended Charter provides that a director or officer shall be indemnified by the Company against all expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement incurred in connection with any litigation or other legal proceeding in which he may be involved or with which he may be threatened by virtue of his position as a director or officer of the Company. Expenses in respect of such proceeding will be advanced to a director or officer at his request.

In addition, the Company has indemnification agreements with each of its directors. Under the indemnification agreements, the Company agrees to indemnify each director to the fullest extent permitted by law against any liability arising out of the director’s performance of his or her duties to the Company. The indemnification provided by the indemnification agreements is in addition to the indemnification required by the Amended Charter and applicable law. Among other things, each indemnification agreement indemnifies the director against certain expenses (including reasonable attorneys’ fees) incurred by the director in any action or proceeding, including any action by or in the right of the Company, arising out of the director’s service to the Company or to any other entity to which the director provides services at the Company’s request. Further, each indemnification agreement requires the Company to advance funds to the director to cover any expenses the director incurs in connection with any proceeding against the director as to which the director may be entitled to indemnification.

The Company maintains insurance on behalf of its directors and officers insuring them against liability asserted against them in their capacities as directors or officers or arising out of such status.

Compensation to Members of the Special Committee

As compensation for services rendered in connection with serving on the Special Committee, Messrs. Brown and Bartlett each received a retainer of $10,000, along with reimbursement for reasonable expenses. Neither member will receive any per-meeting fees in connection with his service.

Item 4. The Solicitation or Recommendation.

Recommendation of the Special Committee

The Special Committee is expressing no opinion to the Company’s stockholders and is remaining neutral with respect to the Offer. The Special Committee has not made a determination whether the Offer is fair to or in the best interests of the Company’s stockholders and is not making a recommendation regarding whether the Company’s stockholders should accept the Offer and tender their Shares, and, if so, how many Shares to tender, or reject the Offer and not tender their Shares.

The Special Committee has determined that each stockholder’s decision whether to tender its Shares in the Offer or not and, if so, how many Shares to tender, is a personal investment decision based upon each individual stockholder’s particular circumstances. The Special Committee urges each stockholder to make its own decision regarding the Offer based on all available information, including the adequacy of the Offer Price in light of the stockholder’s own investment objectives, liquidity, short- and long-term capital needs and resources, the stockholder’s views as to the Company’s prospects and outlook, the factors considered by the Special Committee as described below and any other factors that the stockholder deems relevant to its investment decision. The Special Committee also urges each stockholder to consult with its financial and tax advisors regarding the Offer. The Special Committee notes that it observed that acceptance of the Offer would permit a stockholder to realize a premium to the trading price of the Shares prior to the announcement of the Offer, whereas a decision not to tender in the Offer would permit stockholders who believe the Shares have a greater intrinsic value to realize a greater long-term value if their view of the greater intrinsic value of the Shares is substantiated in the future. The Special Committee further notes that the Company does not currently have any ongoing operations and it currently has no plans to engage in any ongoing operations other than to seek a transaction with an operating company. Accordingly, unless the Company is able to consummate a transaction with an operating company, the Company’s assets will likely continue to dwindle as a result of the Company’s maintaining its administration structure, managing its cash assets and investments, seeking strategic business opportunities and meeting its obligations as a public company. The Company cannot provide any assurance that it will be able to consummate such a transaction on terms more favorable to stockholders than the Offer or at all.

Background of the Offer

Overseas Toys' Preferred Stock Investment in the Company

On November 10, 1999, the Overseas Toys Parties purchased (i) 25,000 shares of Preferred Stock and (ii) a warrant to purchase an additional 15,000 shares of Preferred Stock, which warrant subsequently expired unexercised. The Overseas Toys Parties acquired the Preferred Stock and the warrant for investment purposes for Twenty-Five Million Dollars ($25,000,000).

The Company’s Recapitalization

Pursuant to the Recapitalization Agreement, Overseas Toys agreed to restructure its equity investment in the Company on the terms and subject to the conditions set forth in the Recapitalization Agreement. The Recapitalization Agreement was approved by the Board, at the recommendation of a special committee of the disinterested members of the Board. The Company’s stockholders approved the Amended Charter, which effected the recapitalization of the Company in accordance with the Recapitalization Agreement.

Upon the Company’s filing of the Amended Charter with the Secretary of State of the State of Delaware on September 18, 2008, all of the shares of the Company’s Preferred Stock were automatically converted into the Shares. Following the recapitalization, Overseas Toys held an aggregate of 37,940,756 Shares, representing 70% of the outstanding Shares.

Although the recapitalization effected by the Amended Charter provided Overseas Toys with effective voting control over the Company, the Amended Charter and Recapitalization Agreement contain certain minority protection rights for the holders of Shares other than Overseas Toys. These minority protection rights include, among other things, the requirement that the Company take all action necessary to dissolve and liquidate the Company as soon as reasonably practicable in the event the Company does not consummate a Business Combination (defined below) by the later of (i) December 31, 2010 and (ii) December 31, 2011 in the event that a letter of intent, an agreement in principle or a definitive agreement to complete a Business Combination was executed on or prior to December 31, 2010 (such later date, the “Termination Date”); provided, that the Company is not required to dissolve and liquidate if, prior to the Termination Date, Overseas Toys consummates a Qualified Offer (defined below) to purchase all outstanding Shares not owned by Overseas Toys.

As defined in the Recapitalization Agreement and the Amended Charter:

•	“Business Combination” means an acquisition by the Company of a business having an aggregate purchase price or fair market value of at least (i) 80% of the Company’s net assets at the time of such acquisition or (ii) $15,000,000.
•	“Qualified Offer” means an offer by Overseas Toys to purchase the outstanding Shares that Overseas Toys does not already own at a per share price determined by a formula based on the Liquidation Value (as defined below), such offer to be (i) commenced no earlier than one hundred and twenty (120) days and no later than sixty (60) days prior to the Termination Date, (ii) not subject to any financing or due diligence contingency or subject to any conditions other than conditions that are reasonable and customary for similar transactions, and (iii) compliant with all applicable laws and regulations.
•	“Liquidation Value” means the amount the holders of all of the Shares (including Overseas Toys and its affiliates) would receive in the aggregate upon the liquidation of the Company. The determination of such amount shall be subject to approval by the Board and a majority of the independent directors.

As described in more detail under Item 3, “Past Contacts, Transactions, Negotiations and Agreements” above, these minority protection rights also include the continued participation on the Board of the independent directors and the independent directors’ approval of certain related party transactions. If the Offer is consummated, these protection rights will automatically terminate and be of no further force or effect.

In conjunction with the foregoing provisions of the Recapitalization Agreement and the Amended Charter, the Company and the Overseas Toys Parties have explored the following potential Business Combinations since September 18, 2008:

•	Ceiva Logic, Inc. On May 29, 2009, Jason Efthimiou, a representative of the Overseas Toys Parties, sent to the Board a draft term sheet and certain diligence materials proposing a potential Business Combination between the Company and Ceiva Logic, Inc. (“Ceiva”), a Delaware corporation and affiliate of the Overseas Toys Parties of which OA3 owns approximately 94% of the equity on an as converted basis. Ceiva is a provider of connected digital photo frames and photo sharing services. The draft term sheet proposed that the Company would acquire 100% of the stock of Ceiva, or all or substantially all of Ceiva's assets, for an aggregate purchase price of $20,000,000, consisting of approximately $11,000,000 in cash and approximately $9,000,000 in newly issued Shares valued at $0.25 per Share. In the months following the delivery of the draft term sheet, the independent directors—Allan Brown and Joseph Bartlett—and the advisors they retained to assist in evaluating the potential transaction engaged in a due diligence review of Ceiva and its business, operations and assets. On December 28, 2009, the Board announced its formation of a special committee consisting of the independent directors to explore alternative courses of action for the Company, including the possible acquisition or combination with one or more operating businesses including the potential acquisition of Ceiva. On or about February 11, 2010, the special committee notified Overseas Toys that it had determined not to pursue exploring a Business Combination with Ceiva further based on the preliminary findings of its due diligence review process.
•	Other. According to the Overseas Toys Parties, since September 2008, the Overseas Toys Parties, in the ordinary course of their business activities of identifying, receiving information regarding and evaluating investment and strategic opportunities generally, have identified, received information regarding and evaluated dozens of other companies as potential Business Combination candidates for the Company. In addition, the independent directors also forwarded preliminary diligence evaluation information regarding two possible acquisition candidates to the Overseas Toys Parties for consideration and evaluation purposes. According to the Overseas Toys Parties, none of those companies met the Overseas Toys Parties' suitability requirements for a potential Business Combination, due to a variety of reasons, including unattractive risk/reward thresholds, weak industry fundamentals or competitive sell-side auction environments. Accordingly, none of these potential Business Combination candidates evaluated to date were considered beyond the preliminary evaluation and due diligence stage, and they did not result in or involve any negotiations, transactions or material contacts.

According to the Overseas Toys Parties, the Overseas Toys Parties expect that, in the ordinary course of their business, they will continue to identify, receive information regarding and evaluate potential Business Combination candidates for the Company.

Equity Repurchases by the Company

In April 2010, the Company repurchased 3,589,201 Shares at a price of $0.35 per share from Everest Special Situations Fund L.P. (“Everest”) pursuant to a Stock Repurchase Agreement, dated as of April 26, 2010, by and among the Company, Everest, Maoz Everest Fund Management Ltd. and Elchanan Maoz (the “Stock Repurchase Agreement”), previously filed with the Commission as Exhibit 10.1 to the Company’s Current Report on Form 8-K on April 30, 2010). The Board unanimously approved the transaction and the Stock Repurchase Agreement.

The Offer

As of November 15, 2010, no Business Combination has been consummated and no letter of intent, agreement in principle or definitive agreement to complete a Business Combination has been executed. According to the Overseas Toys Parties, the Overseas Toys Parties determined to commence the Offer to satisfy the requirements of the Amended Charter that a Qualified Offer be consummated by the Termination Date in order to prevent triggering the mandatory liquidation of the Company following the Termination Date.

On September 1, 2010, Ira Tochner, the Chairman of the Board and a member of one of the Overseas Toys Parties, contacted outside counsel to the Company, John Pitfield of Choate Hall & Stewart LLP, to inquire about the timing and procedural requirements contained in the Amended Charter and the Recapitalization Agreement governing the making of a Qualified Offer. On or about September 1, 2010, Mr. Tochner also contacted the independent directors—Messrs. Brown and Bartlett—to inform them that Overseas Toys was considering the possibility of making a Qualified Offer in accordance with the provisions of the Amended Charter and was analyzing the requirements set forth in the Amended Charter and the Recapitalization Agreement with respect to a Qualified Offer.

On October 8, 2010, at a meeting of the Board, Mr. Tochner informed the other members of the Board that Overseas Toys was considering the possibility of making a Qualified Offer, but had not yet made a determination with respect thereto and that it would notify the Board in writing of its determination.

On October 13, 2010, Overseas Toys delivered the following letter to the Board (the “October 13 Letter”):

Overseas Toys, L.P.
c/o The Yucaipa Companies
9130 West Sunset Blvd.
Los Angeles, California 90069
October 13, 2010

Members of the Board of Directors of Simon Worldwide, Inc. (“Simon” or the “Company”):

Overseas Toys, L.P. (“we,” “us” or “Shareholder”) is announcing its intent to commence a Qualified Offer to acquire all of the outstanding shares of common stock of Simon, par value $0.01 per share (“Common Stock”), not owned by us. We are making this potential Qualified Offer pursuant to the terms of Section 5.06 of the Exchange and Recapitalization Agreement, dated as of June 11, 2008, between Shareholder and Simon (the “Recapitalization Agreement”) and Section 4 of Article XII of Simon's Restated

Certificate of Incorporation filed September 18, 2008 (the “Charter”). Capitalized terms used and not otherwise defined herein shall have the respective meanings given them in the Recapitalization Agreement.

We believe that Simon's Liquidation Value is equal to $11,841,000 in the aggregate. The Recapitalization Agreement defines “Liquidation Value” as the aggregate amount that would be received by the holders of all of Simon's Common Stock (including Shareholder) in a liquidation of Simon. This aggregate Liquidation Value of $11,841,000 would result in a per share amount to be received by the shareholders upon liquidation of approximately $0.23 (based upon the 50,611,879 shares of Common Stock reported as being issued and outstanding as set forth in Simon's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2010 (the “Most Recent 10-Q”)). We are prepared, however, to offer $0.25 per share of Common Stock in our potential Qualified Offer.

We believe that the price of $0.25 per share proposed to be paid in our anticipated Qualified Offer is fair to the other shareholders of Simon, and represents a premium of approximately 7% over the amount per share we believe the shareholders would receive upon a liquidation of Simon. A per share offer price of $0.25 for the Common Stock would represent a premium of approximately 3% over the per share amount of total Company stockholders' equity as of June 30, 2010 as reported on the Most Recent 10-Q. It also represents premiums of approximately 6% and 4% over the closing price and the 50-day moving average closing price, respectively, of Simon's Common Stock as reported on the Pink Sheets on October 13, 2010.

Pursuant to the provisions of Section 5.06(c) of the Recapitalization Agreement, the determination of the Liquidation Value for the Qualified Offer must be approved by Simon's Board of Directors and a majority of the Independent Directors. We hereby request that the Board and the Independent Directors approve the Liquidation Value proposed herein.

We propose to make a Qualified Offer that is not subject to any financing or due diligence contingencies or to any other conditions other than those that are reasonable and customary for similar transactions; provided, that the Board and the Independent Directors approve our proposed Liquidation Value within the time period specified in the Recapitalization Agreement. The potential Qualified Offer will be subject to compliance with all applicable federal and state laws and regulatory requirements.

There can be no assurance that a Qualified Offer will be commenced by us or, if commenced, will be successfully consummated. The foregoing summarizes our current intentions only and should not be construed as an offer to purchase any shares of Common Stock. If there is mutual agreement as to the Liquidation Value and the other terms of a Qualified Offer, a Qualified Offer would only be commenced by means of a tender offer statement to the holders of Common Stock and our filing of a Schedule TO with the Securities and Exchange Commission. Until such time as a Qualified Offer commences (in which case we will be governed by the terms of our offer), we reserve whatever rights we currently may have to make or support other proposals, including, without limitation, liquidation of the Company or the declaration of an extraordinary dividend (either before or after a Qualified Offer is consummated).

As you are aware, the Charter provides that following the consummation of a Qualified Offer, whether all or any shares are tendered by the shareholders for purchase, all of the provisions of Article XII of the Charter, other than Section 1 thereof, will terminate in their entirety and be of no further force or effect. This means that the special rights established in the Charter in connection with the Recapitalization Agreement for the benefit of minority holders of Common Stock will expire.

We look forward to discussing the potential offer with you.

Sincerely,

OVERSEAS TOYS, L.P.

By: Multi Accounts, LLC, its General Partner
By: OA3, LLC, its Managing Member

By: /s/ ROBERT P. BERMINGHAM
   Robert P. Bermingham, its Secretary

On October 14, 2010, the Overseas Toys Parties filed an amendment to their Schedule 13D with the Commission and included the October 13th Letter as an exhibit thereto. On October 18, 2010, in a telephonic meeting, the Board unanimously approved the formation of the Special Committee consisting of the Company’s independent directors—Messrs. Brown and Bartlett—to review and respond to the October 13th Letter and to consider whether to approve the Liquidation Value proposed therein in accordance with the requirements of Section 5.06(c) of the Recapitalization Agreement. The Special Committee was delegated with full power and authority to act on behalf of the full Board with respect to such approval as well as to any tender offer for Shares that might be commenced by the Overseas Toys Parties, to conduct its work without any involvement of or input from the remainder of the Board, and to engage legal and financial advisors in connection therewith.

On October 18, 2010, Mr. Bartlett contacted James T. Barrett of Edwards Angell Palmer & Dodge LLP (“EAPD”) and engaged EAPD to serve as special counsel to the Special Committee. Mr. Barrett previously was engaged as special counsel to the Special Committee in connection with the Special Committee’s consideration of the transaction with Ceiva, described above, which was not consummated.

On October 18, 2010, the Special Committee held a telephonic meeting, which included Mr. Barrett of EAPD. The Special Committee discussed the October 13th Letter and the requirement under the Recapitalization Agreement and the Amended Charter that the Special Committee agree on a determination of Liquidation Value within 10 calendar days of the October 13th Letter, or the decision would be made by an independent investment bank. The Special Committee noted that if they failed to make a determination regarding Liquidation Value in time to allow Overseas Toys to commence a Qualified Offer by November 1, 2010, the Company would likely be forced to liquidate under the Recapitalization Agreement and the Amended Charter.

On October 19, 2010, the Special Committee held a telephonic meeting, which included Mr. Barrett of EAPD. The Special Committee discussed the uncertainty inherent in determining Liquidation Value, especially the uncertain value of the Company’s federal and state net operating loss carryforwards (“NOLs”) in the context of Liquidation Value. The Special Committee determined to engage an accounting firm to assist them in the Liquidation Value determination and to begin seeking a financial advisor to assist with the Liquidation Value determination and, in the event a Qualified Offer were to be commenced, to assist the Special Committee in determining the fairness of any such offer.

On October 20, 2010, the Special Committee and EAPD engaged Capstone Advisory Group, LLC (“Capstone”) to conduct an accounting review of the Company’s financial statements and related information. Also on October 20, 2010, the Special Committee contacted Lloyd Greif of Greif & Co., an investment banking firm (“Greif”), and asked Mr. Greif to advise the Special Committee regarding the factors it should consider in determining Liquidation Value. Mr. Greif previously had advised a special committee of the Company’s Board with respect to its recapitalization, described above. The Special Committee further discussed the proposed Liquidation Value.

On October 21, 2010, the Special Committee held a telephonic meeting, which included Mr. Barrett of EAPD and Mr. Greif. Mr. Greif discussed the factors that the Board could consider in whether to approve the Liquidation Value proposed by Overseas Toys in the October 13th Letter. Mr. Barrett discussed with the Special Committee their fiduciary duties in connection with the Liquidation Value determination. The Special Committee discussed the proposed Liquidation Value provided by Overseas Toys and noted that it appeared to be based solely upon the net cash value of the Company, and did not attribute any value to other assets of the Company, including the Company’s status as a reporting company under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or the federal or state NOLs. The Special Committee noted that these assets were difficult to value and that stockholders might not realize any value from these assets in the event of an actual liquidation. After further discussion, the Special Committee determined that it could not agree with the Liquidation Value proposed by Overseas Toys and authorized Mr. Barrett to communicate this to Terry Wallock, Simon's general counsel and member of the Board. Mr. Barrett spoke to Mr. Wallock by telephone on October 21, 2010 and communicated that the Special Committee was unable to approve the Liquidation Value contained in the October 13th Letter.

On October 21, 2010, Mr. Tochner called Mr. Wallock to discuss the requirements of a Qualified Offer and the Liquidation Value and price per Share proposed by Overseas Toys in the October 13th Letter. Mr. Wallock indicated his belief that it appeared unlikely that the Special Committee would approve Overseas Toys' proposed Liquidation Value of $0.25 per Share. Mr. Tochner considered this and responded to the effect that while he believed actual Liquidation Value to be closer to $0.22 per Share (and perhaps lower when taking into account the expenses associated with a liquidation and exercise of any in-the-money options), he had been authorized by Overseas Toys to propose a Liquidation Value of $0.27 per Share, which greater amount would be intended to give the Special Committee greater assurance that the offered amount was at least equal to Liquidation Value (as defined in the Recapitalization Agreement). Mr. Wallock communicated this proposal to the Special Committee.

On October 22, 2010, a meeting of the Special Committee was held to discuss a $0.27 per Share Liquidation Value. Counsel to the Special Committee, EAPD, was in attendance at this meeting at the request of the independent directors. Capstone presented to the Special Committee the findings of the accounting review of the Company’s assets and financial statements and related information that Capstone had been engaged to perform by outside counsel to the Special Committee (the “Capstone Asset Review”). The Special Committee noted that the revised Liquidation Value represented a premium of approximately 19% over the net cash value of the Company, which was likely more than the stockholders would actually receive, after costs, in the event a Qualified Offer was not timely consummated and the Company was forced to liquidate. After further discussions, the members of the Special Committee determined to approve, and recommend that the Board approve, a $0.27 per Share Liquidation Value solely for purposes of determining the Liquidation Value. The Special Committee did not approve or disapprove or make any recommendation (either for or against) to the holders of Shares with respect to accepting the proposed Qualified Offer contemplated by the Overseas Toys Parties.

At a subsequent meeting of the Board held on October 22, 2010, the Special Committee reported to the Board its findings and that it had approved as reasonable a Liquidation Value of $0.27 per Share for purposes of the Recapitalization Agreement as described above, and recommended to the Board that it also approve a $0.27 per Share Liquidation Value solely for purposes of determining the Liquidation Value. Based upon the recommendation of the Special Committee, the Board and the independent directors approved a $0.27 per Share Liquidation Value for purposes of the Recapitalization Agreement, and asked Overseas Toys to issue a revised letter to the Board superseding the October 13th Letter and memorializing the proposal of a Liquidation Value of $0.27 per Share. The Board did not approve or disapprove or make any recommendation (either for or against) to the holders of Shares with respect to accepting the proposed Qualified Offer contemplated by the Overseas Toys Parties.

On October 22, 2010, Overseas Toys delivered the following letter (the “October 22nd Letter”) to the Board care of the Special Committee, which letter states that it amends and replaces in its entirety the October 13th Letter:

Overseas Toys, L.P.
c/o The Yucaipa Companies
9130 West Sunset Blvd.
Los Angeles, California 90069
October 22, 2010

Members of the Board of Directors of Simon Worldwide, Inc. (“Simon” or the “Company”) c/o the Special Committee of Independent Directors:

Reference is made to our October 13, 2010 letter to the Company's Board of Directors in which Overseas Toys, L.P. (“we,” “us” or “Shareholder”) announced our intent to commence a Qualified Offer to acquire all of the outstanding shares of common stock of Simon, par value $0.01 per share (the “Shares”), not owned by us, pursuant to the terms of Section 5.06 of the Exchange and Recapitalization Agreement, dated as of June 11, 2008, between Shareholder and Simon (the “Recapitalization Agreement”) and Section 4 of Article XII of Simon's Restated Certificate of Incorporation filed September 18, 2008 (the “Charter”). This letter amends and replaces our October 13, 2010 letter in its entirety. Capitalized terms used and not otherwise defined herein shall have the respective meanings given them in the Recapitalization Agreement.

Pursuant to the provisions of the Charter and the Recapitalization Agreement, a Qualified Offer is an offer to purchase all of the outstanding Shares we do not already own at a per Share price determined by dividing the Liquidation Value by the total number of Shares outstanding on a fully diluted basis (calculated on a treasury basis). Liquidation Value is defined in the Recapitalization Agreement to mean the amount the holders of all of the Company's outstanding Shares (including Shares held by us) would receive in the aggregate upon the liquidation of the Company.

We believe that Simon's current actual cash liquidation value (taking into account the costs and expenses of liquidation) is approximately $11,290,000, which would result in a per Share amount to be received by the holders of Shares (taking into account all in-the-money options) upon liquidation of approximately $0.22. We are prepared, however, to offer $0.27 per Share in our potential Qualified Offer, which implies a “Liquidation Value” under the Recapitalization Agreement of approximately $13,674,557. We believe that this price of $0.27 per Share proposed to be paid in our anticipated Qualified Offer is at least equal to, and in our view greater than, the price per Share required to be offered to the other shareholders of Simon in a Qualified Offer.

Pursuant to the provisions of Section 5.06(c) of the Recapitalization Agreement, the determination of the Liquidation Value for the Qualified Offer must be approved by Simon's Board of Directors and a majority of the Independent Directors. We hereby request that the Board, acting through the Special Committee of the Independent Directors, approve the Liquidation Value proposed herein for purposes of the Recapitalization Agreement of $13,674,557, as reflected in the $0.27 per Share price proposed to be paid in our anticipated Qualified Offer.

We propose to make a Qualified Offer that is not subject to any financing or due diligence contingencies or to any other conditions other than those that are reasonable and customary for similar transactions; provided, that the Board and the Independent Directors approve our proposed Liquidation Value within the time period specified in the Recapitalization Agreement. The potential Qualified Offer will be subject to compliance with all applicable federal and state laws and regulatory requirements and the condition that it be consummated on or prior to December 31, 2010, in accordance with the requirements of the Charter and the Recapitalization Agreement governing a Qualified Offer.

There can be no assurance that a Qualified Offer will be commenced by us or, if commenced, will be successfully consummated. The foregoing summarizes our current intentions only and should not be construed as an offer to purchase any shares of Common Stock. If there is mutual agreement as to the Liquidation Value and the other terms of a Qualified Offer, a Qualified Offer would only be commenced by means of a tender offer statement to the holders of Common Stock and our filing of a Schedule TO with the Securities and Exchange Commission. Until such time as a Qualified Offer commences (in which case we will be governed by the terms of our offer), we reserve whatever rights we currently may have to make or support other proposals, including, without limitation, liquidation of the Company or the declaration of an extraordinary dividend (either before or after a Qualified Offer is consummated).

As you are aware, the Charter provides that following the consummation of a Qualified Offer, whether all or any shares are tendered by the shareholders for purchase, all of the provisions of Article XII of the Charter, other than Section 1 thereof, will terminate in their entirety and be of no further force or effect. This means that the special rights established in the Charter in connection with the Recapitalization Agreement for the benefit of minority holders of Common Stock will expire.

We look forward to discussing the potential offer with you.

Sincerely,

OVERSEAS TOYS, L.P.

By: Multi Accounts, LLC, its General Partner
By: OA3, LLC, its Managing Member

By: /s/ ROBERT P. BERMINGHAM
   Robert P. Bermingham, its Secretary

On October 23, 2010, the Company’s general counsel notified Overseas Toys in writing that (i) the proposed Liquidation Value set forth in the October 22nd Letter had been approved by the Board and a majority of the independent directors solely for the purpose of determining the Liquidation Value (as defined in the Recapitalization Agreement), and (ii) neither the Board, nor the independent directors, has approved or disapproved or made any recommendation (either for or against) to the stockholders with respect to accepting the proposed Qualified Offer described in the October 22nd Letter.

On October 25, 2010, the Company filed with the Commission a Current Report on Form 8-K announcing (i) its receipt of the October 13th Letter and the October 22nd Letter, (ii) the approval by the Board and the independent directors of the Liquidation Value proposed in the October 22nd Letter solely for purposes of determining the Liquidation Value, and (iii) that neither the Board nor the independent directors has approved or disapproved or made any recommendation (either for or against) to the holders of Shares with respect to accepting the proposed Qualified Offer described in the October 22nd Letter. On October 25, 2010, the Company also filed with the Commission a Schedule 14D-9, relating solely to preliminary communications made before the commencement of a tender offer, incorporating by reference its Current Report on Form 8-K also filed that day.

On October 25, 2010, the Overseas Toys Parties filed with the Commission an amendment to their Schedule 13D and included the October 22nd Letter as an exhibit thereto.

On November 1, 2010, the Overseas Toys Parties publicly announced and commenced the Offer by, among other things, filing with the Commission the Schedule TO, including the related Offer to Purchase, and mailing a copy of the Offer and related materials to the Company’s stockholders of record. The Offer to Purchase states, among other things, that the Overseas Toys Parties (i) are not recommending that stockholders accept or decline the Offer and (ii) do not currently intend to complete a so-called “short-form merger” following consummation of the Offer, irrespective of the number of Shares that are tendered in the Offer.

On November 2, 2010, the Special Committee retained Greif to provide it with financial advisory services in connection with the Offer.

On November 10, 2010, the Special Committee held a telephonic meeting, which included Mr. Barrett and Mr. Greif. During the meeting, Greif rendered its opinion to the Special Committee, subsequently confirmed in writing, that as of November 10, 2010 and based upon and subject to the factors and assumptions set forth in its opinion, the Offer Price proposed to be paid to the Company’s stockholders was unfair, from a financial point of view, to such holders (other than Overseas Toys and its affiliates). Representatives of Greif described the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, as well as Greif’s independence from the Company and the Overseas Toys Parties. Greif’s representatives discussed their conclusion that given the Company had no operations, adjusted book value was the most appropriate valuation metric, and that the adjusted book value of the Shares as of the date of the opinion was approximately $0.32 to $0.41, which is higher than the Offer Price. During a subsequent discussion, the Special Committee observed that Greif’s opinion as to the unfairness of the Offer Price was predicated in part on Greif’s assumption that the Company will consummate a transaction that will allow it to realize the NOLs’ full value, but that the Special Committee cannot assure that such a transaction will ever be consummated. The Special Committee also considered Greif’s alternate determination that, assuming the Company were acquired by a party other than

Overseas Toys, the NOLs’ value would be substantially reduced and the per-Share adjusted book value would be less than the Offer Price (approximately $0.24 per share). After further discussions, and in light of Greif’s opinion, the disparity among the Offer Price and Greif’s qualified determination of the Shares’ adjusted book value, and the other factors weighed by the Special Committee, as described below, the Special Committee determined to remain neutral with respect to the Offer and to not recommend to stockholders that they tender, or refrain from tendering, their Shares in the Offer.

Reasons for the Recommendation of the Special Committee

The Special Committee has determined not to express an opinion on the Offer and to remain neutral with respect to the Offer. The Special Committee is not recommending to stockholders that they tender, or refrain from tendering, their Shares in the Offer. The Board delegated to the Special Committee—comprised of Messrs. Brown and Bartlett (neither of whom is affiliated with the Overseas Toys Parties)—the power and authority to review and evaluate the terms and conditions of, and make a recommendation to the Company’s stockholders with respect to, the Offer. The Special Committee consulted with independent financial and legal advisers and considered a number of factors. Although the Special Committee has received the opinion of Greif that the Offer Price is unfair, from a financial point of view, the Special Committee is remaining neutral with respect to the Offer.

Accordingly, the Special Committee urges each stockholder to make its own investment decision regarding the Offer based on all available information, in light of the stockholder’s own investment objectives, the stockholder’s views on the Company’s financial prospects, the factors considered by the Special Committee (described below), and any other factors the stockholder considers relevant to its investment decision.

The significant factors that the Special Committee believed were in favor of expressing no opinion to the Company’s stockholders and remaining neutral with respect to the Offer included, among other things, the following:

•	Opinion of Greif & Co. The Special Committee considered the opinion rendered by Greif, based upon and subject to the various assumptions and limitations set forth in such opinion, that, as of the date of such opinion, the Offer Price proposed to be paid to the Company’s stockholders is unfair, from a financial point of view, to such holders (other than Overseas Toys and its affiliates), as more fully described under “—Opinion of Greif & Co.” below. Greif’s opinion is predicated in part on its assumption that the Company will consummate a transaction that will allow it to realize the NOLs’ full value. However, there can be no assurance that the Company will be able to consummate such a transaction, or that if such a transaction were to be consummated, that the holders of Shares prior to the consummation of such transaction would receive per-Share consideration greater than the Offer Price. Furthermore, given the disparities among the Offer Price and the per-Share adjusted book values calculated by Greif, the Special Committee determined not to grant undue weight to Greif’s opinion and instead to consider the opinion in conjunction with the other factors described below.
•	No Obligation to Tender. The Special Committee considered that there is no obligation on behalf of any stockholder to tender and each stockholder could make an independent judgment, based on all available information, as to whether it should maintain its interest in the Company or reduce or eliminate its interest in the Company by participating in the Offer.
•	Offer Price Represents a Premium to Pre-Announcement Trading Price. The Special Committee considered recent and historical market prices for the Shares and noted that the Offer Price represented a premium of approximately 13% over the closing price of the Shares as reported on the Over-The-Counter Pink Sheet Market on October 29, 2010, the last trading day before the Offer was commenced, and a premium of approximately 13% over the 30-day average closing price of the Shares. The Special Committee also considered that market conditions may affect the market price for the Shares and may cause the market price to either exceed or fall below the Offer Price.
•	Intent of Overseas Toys
º	No short-form merger currently proposed. Overseas Toys has indicated that it does not currently intend to consummate a short-form merger with the Company following the completion of the Offer and that it currently intends for the Company to continue as a public company after such time. Overseas Toys has indicated that it is conducting the Offer solely to comply with the terms of the Recapitalization Agreement in order to prevent the dissolution and liquidation of the Company under such agreement and the Restated Charter. According to Overseas Toys, by commencing the Offer, Overseas Toys is merely providing the opportunity for stockholders to obtain cash for their Shares as required by the Recapitalization Agreement and the Amended Charter. Stockholders that do not tender Shares in the Offer may maintain their respective investments in the Company and their ability to sell such Shares in the market. However, stockholders should be aware that if the Company is unable to consummate a transaction with an operating company in the future, its assets will likely continue to dwindle as a result of its maintaining its administration structure, managing its cash assets and investments, seeking strategic business opportunities and meeting its obligations as a public company, which may have an adverse effect on the value of the Shares in the future.
º	Consummation of short-form merger. Notwithstanding the foregoing, Overseas Toys has reserved its right to change its intention in the future and consummate a short-form merger. If Overseas Toys consummates a short-form merger involving the Company, holders of Shares immediately prior to the effective time of the merger will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the merger and demand appraisal of, and to receive payment in cash for the fair value of, their Shares. The value so determined could be greater or less than the Offer Price. Moreover, if a sufficient number of Shares are tendered in the Offer such that Overseas Toys holds at least 90% of the outstanding Shares after consummation of the Offer, then Overseas Toys will be empowered to effect a short-form merger without any further action of the stockholders. No assurance can be given as to the amount that will be paid to the stockholders in such merger.
º	Future transactions. According to the Schedule TO, the Overseas Toys Parties expect that, in the ordinary course of their business, they will continue to identify, receive information regarding and evaluate potential merger and acquisition candidates for the Company. If the Company consummates any such transaction, holders of Shares immediately prior to the effective time of such transaction will be eligible to receive the consideration payable in respect of such transaction, which may be greater or less than the Offer Price. However, there can be no assurance that the Company will be able to consummate any such transaction on terms more favorable to the stockholders than the Offer or at all, or that any transaction it consummates will be successful.
•	Future Prospects of the Company. The Company does not currently have any ongoing operations and it currently has no plans to engage in any ongoing operations other than to seek a transaction with an operating company. Accordingly, unless the Company is able to consummate a transaction with an operating company, the Company’s assets will likely continue to dwindle as a result of the Company’s maintaining its administration structure, managing its cash assets and investments, seeking strategic business opportunities and meeting its obligations as a public company. Therefore, as described in more detail below, a stockholder is unlikely to realize a greater long-term value than the Offer Price unless the Company is able to consummate a transaction with an operating company, and there can be no assurance that the Company will be able to consummate such a transaction on terms more favorable to the stockholders than the Offer or at all.
•	NOLs. The Company has federal NOLs of approximately $69.8 million and state NOLs of approximately $36.4 million that may, subject to applicable tax rules, be used to reduce certain income tax obligations in the future. These NOLs have no book carrying value currently, as U.S. generally accepted accounting principles (“GAAP”) requires the Company to take a valuation allowance against these deferred tax assets due to the unlikelihood that the Company will generate income sufficient to use these deferred assets given its lack of any operating business. Moreover, the NOLs’ value to the Company is predicated on the Company’s ability to consummate a transaction that will allow it to realize the NOLs’ full value. As such, the NOLs are very difficult to value given the uncertainty that the Company will ever be able to obtain the full value of, or any value from, the

NOLs in the future. For instance, according to Greif’s opinion, if the Company were acquired by Overseas Toys in the Offer or the Company acquired another company, the transaction would preserve the full value of the NOLs. Conversely, if the Company were acquired by a party other than Overseas Toys, the value of the NOLs would diminish significantly. In a liquidation of the Company, the NOLs would likely have no or limited value. As a result of the foregoing, the Special Committee cannot give any assurance that the Company will ever be able to obtain any value from the NOLs in the future. If the Company consummates a transaction that preserves the full value of the NOLs, the holders of Shares immediately prior to the consummation of such transaction may receive a higher price per Share than the Offer Price. Stockholders that tender all of their Shares in the Offer will not benefit from any increase in the Company’s value that may result if the Company is able to realize the full value of, or any value from, the NOLs.
•	Liquidity of Common Stock. The Special Committee considered the effect that Overseas Toys’ acquisition of all or substantially all of the issued and outstanding Shares would have on the Shares’ trading volume and liquidity. The Special Committee considered that the Company would remain a publicly held corporation quoted on the Over-The-Counter Pink Sheet Market after the successful completion of the Offer. The Special Committee noted that the public float of the Shares will decrease to the extent stockholders tender in the Offer. However, given the lack of liquidity currently available for the Shares, the Special Committee does not believe that stockholders that do not tender their Shares in the Offer and continue to hold Shares after the completion of the Offer would be subject to a material decrease in liquidity or a material increase in volatility of the market price of the Shares solely as a result of the Offer.
•	Minority Protections. If the Offer is consummated, the special protections provided to minority stockholders of the Company that were negotiated between the special committee of the Board and Overseas Toys in connection with the Company’s recapitalization and that are contained in the Amended Charter, as described under Item 3, “Past Contacts, Transactions, Negotiations and Agreements” above, will automatically terminate and be of no further force or effect. Stockholders that do not tender their Shares in the Offer will no longer enjoy the special protections in effect before the Offer’s consummation.
•	Recent Repurchase of Common Stock. In April 2010, the Company repurchased from Everest, a former stockholder of the Company, 3,589,201 Shares at a price of $0.35 per share, which is a higher per-Share price than the Offer Price. The Board approved the repurchase unanimously, recognizing the benefit to the Company’s stockholders from reducing the number of Shares held by persons other than Overseas Toys and potentially reducing the share overhang. The Special Committee noted the differential between the Offer Price and the repurchase price of the Everest Shares, that there was no contractual obligation for the repurchase price to be determined by the Company’s liquidation value, and that as in the case of the opinion of Greif, the repurchase price reflected consideration of the possible ongoing value of the Company, including the possible value of the NOLs. The Special Committee observed further that since the date of the stock repurchase, the Company has expended additional cash resources, which may result in a lower valuation of the Shares presently than at the time of the repurchase.
•	Future Payment of Cash Dividend. According to the Schedule TO, the Overseas Toys Parties may request that the Board declare a special cash dividend to all holders of Shares after the Offer is consummated. Although the Overseas Toys Parties have not determined whether to request such a dividend (or the amount thereof), the Overseas Toys Parties have considered the possibility of requesting that the Board declare such a dividend in an amount sufficient to result in the receipt by Overseas Toys of an amount (based on its pro rata ownership of Shares following consummation of the Offer) approximating the aggregate amount expended by the Overseas Toys Parties in connection with the Offer. If the Overseas Toys Parties determine to make such a request, and the Board determines to declare a dividend as a result thereof, in accordance with the requirements of Delaware law, any dividend so declared would be payable pro rata, based on a cash amount per Share determined by the Board, to all of the Company’s stockholders (including Overseas Toys) at the time the dividend is declared. However, there can be no assurance that any such dividend will be requested by the Overseas Toys Parties or declared by the Board, or as to the amount of any such dividend if so requested or declared. Further, the payment of any cash dividend will deplete the Company’s cash resources.

The Special Committee believes that each stockholder should make an independent judgment of whether to maintain its interest in the Company or to reduce or eliminate its interest in the Company by participating in the Offer. Personal considerations that the Special Committee suggests may be relevant to this decision include, among other things:

•	the stockholder’s need for liquidity or diversification of its investment portfolio;
•	other investment opportunities, including other types of investments, available to the stockholder;
•	the stockholder’s assessment of the appropriateness for investing in equity securities generally in the current economic, business and political climate;
•	the tax and accounting consequences to the stockholder of participating in the Offer; and
•	the factors considered by the Special Committee as described in this Schedule and any other factors the stockholder deems relevant to its investment decision.

Stockholders may wish to consult with their financial and tax advisors regarding the Offer.

The foregoing discussion addresses the material information and factors considered by the Special Committee in its evaluation of the Offer. In view of the variety of factors and the amount of information considered, the Special Committee did not find it practicable to provide specific assessments of, quantify or otherwise assign any relative weights to, the specific factors considered in determining its recommendation. The Special Committee’s determination was made after a consideration of the factors taken as a whole. Individual members of the Special Committee may have given differing weights to different factors. In addition, in arriving at their respective recommendations, the members of the Special Committee were aware of the interests of certain officers and directors of the Company as described in Item 3, “Past Contacts, Transactions, Negotiations and Agreements” above.

Asset Review of Capstone Advisory Group, LLC

The Special Committee and EAPD engaged Capstone Advisory Group, LLC for the express limited purpose of conducting an accounting review of the Company’s financial statements and related information, and to provide a written and oral presentation of the findings thereof to the Special Committee, solely to assist the Special Committee in its assessment of whether to approve, pursuant to the requirements of the Recapitalization Agreement, Overseas Toys’ proposed Liquidation Value set forth in the October 13th Letter. On October 22, 2010, Capstone presented the Capstone Asset Review to the Special Committee, which describes the findings of its accounting review.

The full text of the Capstone Asset Review, dated October 22, 2010, is attached as Annex I hereto. Capstone provided its review for the information of the Special Committee solely in connection with its analysis and consideration of, and response to, the Liquidation Value proposed by Overseas Toys. The Capstone Asset Review is not a recommendation as to whether or not any holder of Shares should tender such Shares in the Offer. Capstone was not asked to and has not delivered an opinion to the Special Committee as to the fairness, from a financial point of view, of the Offer.

The following is a summary of the Capstone Asset Review. The Special Committee encourages you to read the Capstone Asset Review carefully in its entirety.

•	In preparing the Capstone Asset Review and its presentation to the Special Committee, Capstone, among other things, (i) reviewed the Company’s recent publicly filed annual and quarterly reports, (ii) met with Anthony Espiritu, the Company’s Controller, to discuss the Company’s assets and liabilities and whether there may be other assets or liabilities not reflected on the Company’s balance sheet, if any, that may exist or affect the Company’s liquidation value, and (iii) reviewed additional information provided by the Company, including unconsolidated trial balances, K-1 schedules and work papers related to investments and impairment. EAPD and the Special Committee instructed Capstone to report back to the Special Committee about its findings from the foregoing review and discussions.
•	Except as otherwise noted, all amounts presented in the Capstone Asset Review are the book value of the asset or liability. Capstone provided no opinion as to the reasonableness or accuracy of the accounting book value in representing fair market value or liquidation value.
•	Given the short time frame in which Capstone had to conduct its review, as described above, and the limited nature of its engagement, Capstone did not perform an audit or other verification work with respect to the financial statements and information provided by the Company. Capstone relied on the accuracy and validity of the data disclosed or supplied to it by the Company’s employees and representatives.
•	Except as described above, there were no limitations imposed by the Company or any of its affiliates on the scope of Capstone's investigation.
•	Capstone's material findings, as set forth in the Capstone Asset Review, were as follows:
º	The consolidated balance sheet of the Company at the end of September 2010, which reflects the Company’s stockholder equity of $11,845,000, appears to fairly represent the Company’s assets.
º	There may be additional value—above the current GAAP book value—in several of the Company’s assets, such as a life insurance policy on one of the Company’s former executives and the Company’s outside investments. However, the Company’s ability to realize any such increased value may be limited due to the illiquid nature of these investments and the Company’s inability to control or influence its private company investments.
º	There are liabilities and obligations that are appropriately not classified on the Company’s balance sheet that would be triggered upon a liquidation, the largest of which is continuing medical coverage and severance for the Company’s current employees and directors. In addition, in any liquidation, costs to liquidate the assets would be incurred and there is no assurance the Company would receive the values presented on the balance sheet with respect to the assets.

The Special Committee selected Capstone to conduct an accounting review, in part, because of Capstone’s reputation and experience in providing accounting services, because Capstone has an office in Los Angeles, California (where the Company’s offices are located), and because Capstone possessed the ability and capacity to perform its review on an expedited basis, and within the 10 calendar day period required under the Recapitalization Agreement, to assist the Special Committee in determining whether to approve the Liquidation Value proposed by Overseas Toys.

Opinion of Greif & Co.

The Special Committee retained Greif & Co. to render an opinion to the Special Committee as to the fairness, from a financial point of view, to the holders of Shares (other than the Overseas Toys Parties and the Company, which are referred to herein as the “Excluded Holders”) of the Offer Price to be paid to such holders in the Offer. On November 10, 2010, Greif rendered its oral opinion to the Special Committee, subsequently confirmed in writing, that as of such date, and based upon the assumptions, procedures, factors, qualifications and limitations set forth therein, the $0.27 per Share in cash to be received by the holders of such Shares (other than the Excluded Holders) who tender their Shares in the Offer was unfair, from a financial point of view, to such holders.

The full text of the written opinion of Greif & Co., dated November 10, 2010, which sets forth assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with the opinion, is attached as Annex II hereto. Greif provided its opinion for the information of the Special Committee in connection with its consideration of the Offer. Greif’s opinion is not a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Offer.

Greif’s opinion was directed to the Special Committee for the information of the Special Committee in connection with its evaluation of the Offer and only addressed the fairness, from a financial point of view, to the holders of Shares (other than the Excluded Holders) of the Offer Price as of the date of Greif’s opinion. Greif was not authorized to, and Greif did not, solicit indications of interest from third parties regarding a potential transaction with the Company, nor was Greif requested to consider, and Greif’s opinion did not address, the relative merits of the Offer as compared to any other transaction or business strategy in which the Company may engage, the merits of the process relating to the Offer or whether a different process may have resulted in different or greater consideration or a different or greater price than the Offer Price. Greif’s opinion was not intended to and does not constitute a recommendation to any holder of Shares as to whether such holder should tender its Shares or how such holder should act with respect to the Offer or any matter relating thereto. Greif’s opinion was necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to Greif as of, the date of Greif’s opinion. Greif assumed no responsibility for updating or revising its opinion based on circumstances or events occurring after the date of its opinion. Greif did not express any opinion as to the price at which the Shares may trade at any time in the future.

The following is a summary of Greif’s opinion. The Special Committee encourages you to read Greif’s written opinion carefully in its entirety.

In arriving at its opinion, Greif & Co.:

•	reviewed current and historical market prices of the common stock of the Company;
•	reviewed certain publicly available financial statements and other information of the Company;
•	reviewed the Exchange and Recapitalization Agreement by and among the Company and Overseas Toys dated June 11, 2008;
•	reviewed the Restated Certificate of Incorporation of the Company duly adopted by the Board of Directors of the Company on June 11, 2008, and approved by the stockholders of the Company on September 18, 2008;
•	reviewed the Stock Repurchase Agreement by and among Everest Special Situations Fund L.P., a Delaware limited partnership, Maoz Everest Fund Management Ltd., an Israeli corporation, Elchanan Maoz, individually, and the Company dated April 26, 2010;
•	reviewed the Offer to Purchase for Cash, dated November 1, 2010 made by Overseas Toys;
•	reviewed the Letter of Transmittal pursuant to the Offer to Purchase, dated November 1, 2010;
•	reviewed the Schedule to Tender Offer Statement Under Section 14(D)(1) or Section 13(E)(1) of the Securities Exchange Act of 1934;
•	reviewed the Asset Review Report of the Company by Capstone Advisory Group, LLC dated October 22, 2010;
•	discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company;
•	reviewed Source Interlink Companies, Inc.’s (“Source Interlink”) Debtors’ Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, dated May 26, 2009, (as amended);
•	reviewed other publicly available financial data and other information with respect to Source Interlink;

•	discussed the past and current operations, financial condition and prospects of investments held by Yucaipa AEC Associates, LLC with senior management of Yucaipa Companies, LLC;
•	reviewed online websites that offer for sale publicly traded companies that trade over-the-counter and file with the Commission and reviewed acquisition activity with respect thereto;
•	discussed with outside tax counsel certain aspects regarding the Company’s NOLs;
•	performed a valuation of the Company’s NOLs using a discounted cash flow analysis; and
•	performed such other analyses and considered such other factors as we have deemed appropriate.

Analysis of Material Assets

Greif & Co. reviewed the Company’s material tangible and intangible assets, including the value of being a publicly traded company.

Analysis of the Company’s NOLs

Greif & Co. performed a valuation of the Company’s NOLs based on a hypothetical acquisition of a target company with operating profits that would enable the Company to utilize its NOLs.

In performing its discounted cash flow analysis, Greif & Co. considered various assumptions that it deemed appropriate based on a review with management of the Company’s NOLs and the expiration thereof. Greif & Co. assumed that, in a hypothetical acquisition, the Company would use the cash on its balance sheet as well as debt to finance the acquisition. Greif & Co. believed it appropriate to utilize various discount rates ranging from 14% to 20%. Greif & Co. determined to use these discount rates because they equaled the range of weighted average cost of capital of the Company and other companies deemed comparable to the Company by Greif & Co. in its professional judgment.

Based on this analysis, Greif & Co. derived a total valuation range of $3.7 million to $8.7 million for the Company’s NOLs.

Adjusted Book Value of the Company

Greif & Co.’s estimate of the Company’s adjusted book value, based on the analyses described above, ranged from $16.1 million to $21.0 million.

Additional Considerations

Greif prepared these analyses for purposes of Greif’s providing its opinion to the Special Committee as to the fairness, from a financial point of view, to the holders of Shares of the $0.27 per share in cash to be received by such holders in the Offer. These analyses do not purport to be appraisals nor do they necessarily reflect the prices at which businesses or securities actually may be sold. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of the Company, Greif or any other person assumes responsibility if future results are materially different from those forecast.

As described above, Greif’s opinion to the Special Committee was one of many factors taken into consideration by the Special Committee in making its determination with respect to the Offer. The foregoing summary does not purport to be a complete description of the analyses performed by Greif in connection with its opinion and is qualified in its entirety by reference to the written opinion of Greif attached as Annex II hereto.

The Special Committee selected Greif as its financial advisor because it is a nationally recognized investment banking firm that has substantial experience in transactions similar to the Offer and because of its familiarity with the Company and its recapitalization pursuant to the Recapitalization Agreement. For a description of the terms of Greif’s engagement as the Special Committee’s financial advisor, see the discussion under Item 5, “Persons/Assets Retained, Employed, Compensated or Used” below.

Greif has in the past provided investment banking services to the Company, for which Greif has received compensation, including having acted as financial advisor to the special committee in connection with the recapitalization of the Company pursuant to the Recapitalization Agreement between the Company and Overseas Toys in June 2008.

Intent to Tender

To the Company’s knowledge after reasonable inquiry, neither the Company nor any of the Company’s executive officers, directors, affiliates or subsidiaries currently intends to tender Shares held of record or beneficially by them in the Offer.

Expenses Relating to the Offer

As of the date of this Schedule, the Company has incurred expenses of approximately $320,000 in connection with the Offer, including the fees of legal and financial advisors, Special Committee retainer fees and the costs related to printing and mailing this Schedule to stockholders.

Item 5. Persons/Assets, Retained, Employed, Compensated or Used.

The Special Committee retained Capstone Advisory Group, LLC to provide limited accounting services in connection with the Special Committee’s analysis and consideration of, and response to, the Liquidation Value proposed by Overseas Toys. The Special Committee paid Capstone a fee of approximately $19,000 based on its standard hourly rate, along with reimbursement for reasonable expenses, for its services in connection with the preparation and presentation of the Capstone Asset Review.

The Special Committee retained Greif & Co. to provide it with financial advisory services in connection with the Offer. Under the terms of the letter agreement between Greif and the Company, dated as of November 2, 2010 (the “Engagement Letter”), Greif agreed to provide the Special Committee with a financial opinion (“Opinion”) with respect to the fairness, from a financial point of view, to the Company’s stockholders (other than Overseas Toys) of the Offer. Under the terms of the Engagement Letter, the Company agreed to pay Greif (i) a retainer fee of $70,000, payable upon execution by both parties of the Engagement Letter and (ii) an additional fee of $30,000, payable at the time Greif notifies the Company of its preparedness to deliver the Opinion. The Company has also agreed to reimburse Greif for all out-of-pocket expenses, including reasonable attorneys’ fees, it incurs in connection with its engagement, such reimbursement not to exceed $10,000. None of the fees described above is contingent upon the outcome of Greif’s Opinion. In addition, the Company has agreed to indemnify Greif against liabilities reasonably relating to or arising out of the matters contemplated by the Engagement Letter.

Except as described above, none of the Company, the Special Committee nor any person acting on their behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company’s stockholders with respect to the Offer.

Item 6. Interest in Securities of the Subject Company.

No transaction in the Shares has been effected during the past 60 days by the Company or any subsidiary of the Company or, to the knowledge of the Company, by any its executive officers, directors or affiliates.

Item 7. Purposes of the Transaction and Plans or Proposals.

Company Negotiations

Except as described in this Schedule (including in the exhibits to this Schedule) or as incorporated into this Schedule by reference, neither the Special Committee nor the Company has any knowledge of any negotiation being undertaken or engaged in by the Special Committee or the Company that relates to or would result in:

•	a tender offer for, or other acquisition of, Shares by Overseas Toys, any of its subsidiaries, or any other person;
•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

•	a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or
•	a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Transactions and Other Matters

Except as described in this Schedule, there are no transactions, board resolutions, agreements in principle or contracts entered into in response to the Offer that relate to or would result in one or more of the matters referred to in the preceding paragraph.

Item 8. Additional Information.

Appraisal Rights

Holders of the Shares do not have appraisal rights in connection with the Offer. However, if Overseas Toys purchases Shares in the Offer and a subsequent merger (including a short-form merger) involving the Company is consummated, holders of the Shares immediately prior to the effective time of the merger will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the merger and demand appraisal of, and to receive payment in cash for the fair value of, their Shares. Dissenting stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Offer or any subsequent merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Offer or any subsequent merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Offer or any subsequent merger.

The foregoing summary of the rights of stockholders seeking appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such stockholder will only be entitled to receive the price per Share to be paid in the merger, without interest.

Regulatory Approvals

The Company is not aware of any material filing, approval or other action by or with any governmental authority or administrative or regulatory agency that would be required for Overseas Toys to acquire or own Shares pursuant to the Offer. Overseas Toys has indicated that, should any such approval or other action be required, it contemplates (as of the date of the Schedule TO) that such approval or actions would be sought or taken, except as described under “—State Takeover Laws” below.

State Takeover Laws

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations that purport, to varying degrees, to be applicable to the acquisition of securities of corporations which are incorporated, or which have substantial assets, stockholders, principal executive offices or principal places of business, in these states.

Section 203 of the DGCL.  Section 203 of the DGCL prevents certain “business combinations” (as defined in Section 203) with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time the person became an interested stockholder, unless (i) prior to the time the interested stockholder became an interested stockholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with Section 203, the Board approved the transactions in which Overseas Toys became an interested stockholder and, therefore, the restrictions of Section 203 are inapplicable to the transactions contemplated by the Offer.

Other.  The Company may be deemed to conduct business in the State of California and other states. According to the Schedule TO, Overseas Toys has not determined whether any California or other state takeover laws and regulations will by their terms apply to the Offer. According to the Schedule TO, Overseas Toys has not presently sought to comply with any state takeover statute or regulation (other than Section 203 of the DGCL) and has reserved the right to challenge the applicability or validity of any state law or regulation purporting to apply to the Offer, and neither anything in the Schedule TO nor any action taken in connection with the Offer is intended as a waiver of such right. In the event it is established that one or more state takeover statutes is applicable to the Offer and an appropriate court does not determine that such statute is inapplicable or invalid as applied to the Offer, Overseas Toys might be required to file certain information with, or to receive approval from, the relevant state authorities, and Overseas Toys might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in consummating the Offer beyond December 31, 2010, which would result in the failure of the condition that the Offer be consummated on or before December 31, 2010. In addition, if enjoined, Overseas Toys might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer, in which case Overseas Toys may not be obligated to accept for payment any Shares tendered.

Cautionary Note Regarding Forward-Looking Statements.

This Schedule contains forward-looking statements regarding the Company’s future financial and operating results and other statements regarding the Company’s intentions, beliefs, expectations, plans, prospects, or predictions for the future. These forward-looking statements are based on opinions and estimates of the Company and involve risks and uncertainties, and the cautionary statements set forth below and those contained in “Risk Factors” in our Annual Report on Form 10-K for the fiscal year ended December 31, 2009 identify important factors that could cause the Company’s actual results to differ materially from those predicted in any such forward-looking statements. Such factors include, but are not limited to, the ability of Overseas Toys to consummate the Qualified Offer and the outcome of any litigation related to the Offer or the Special Committee’s position with respect to the Offer. Other than as required by law, including the Exchange Act, the Company disclaims and does not undertake any obligation to update or revise any forward-looking statements in this Schedule. The Company does not as a matter of course make public any projections as to future performance or earnings, other than limited guidance for periods no longer than a year. The plan, forecast or projection data referred to herein were not prepared with a view to public disclosure or compliance with guidelines of the Commission, the American Institute of Certified Public Accountants or the Public Company Accounting Oversight Board.

Item 9. Exhibits.

Exhibit No.	Description
(a)(1)*	Letter to Stockholders of the Company, dated November 15, 2010.
(e)(1)*	Excerpts from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 26, 2010.
(e)(2)	Restated Certificate of Incorporation of the Company. (Incorporated by reference to the filing of such exhibit with the Company’s Current Report on Form 8-K, filed on September 23, 2008.)
(e)(3)	Amended and Restated By-laws of the Company, effective March 27, 2006. (Incorporated by reference to the filing of such exhibit with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 31, 2006.)
(e)(4)	Exchange and Recapitalization Agreement, dated as of June 11, 2008, between the Company and Overseas Toys. (Incorporated by reference to the filing of such exhibit with the Company’s Current Report on Form 8-K, filed on June 12, 2008.)
(e)(5)	1993 Omnibus Stock Plan, as amended. (Incorporated by reference to the filing of such exhibit with the Company’s Annual Report on Form 10-K for the year ended December 31, 1994.)
(e)(6)	Registration Rights Agreement, dated as of November 10, 1999, between the Company and Overseas Toys. (Incorporated by reference to the filing of such exhibit with the Company’s Annual Report on Form 10-K for the year ended December 31, 1999, filed on March 28, 2000.)
(e)(7)	Executive Services Agreements, dated as of May 30, 2003, between the Company and each of Joseph Bartlett, Allan Brown, Gregory Mays, and Terrence Wallock. (Incorporated by reference to the filing of such exhibit with the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, filed on July 29, 2003.)
(e)(8)	Amendment No. 1 to the Executive Services Agreements, dated as of May 3, 2004, between the Company and each of Messrs. Bartlett and Brown. (Incorporated by reference to the filing of such exhibit with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 31, 2006.)
(e)(9)	Amendment No. 1 to Executive Services Agreement, dated as of May 3, 2004, between the Company and Mr. Wallock. (Incorporated by reference to the filing of such exhibit with the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2004, filed on May 10, 2004.)
(e)(10)*	Amendment No. 1 to Executive Services Agreement, dated as of May 3, 2004, between the Company and Mr. Mays.
(e)(11)	Amendment No. 2 to Executive Services Agreement, dated as of March 27, 2006, between the Company and Mr. Wallock. (Incorporated by reference to the filing of such exhibit with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 31, 2006.)
(e)(12)	New Executive Services Agreement, dated as of March 27, 2006, between the Company and Mr. Mays. (Incorporated by reference to the filing of such exhibit with the Company’s Annual Report on Form 10-K for the year ended December 31, 2005, filed on March 31, 2006.)
(e)(13)*	Form of Director Indemnification Agreement between the Company and Mr. Wallock.
(e)(14)*	Form of Director Indemnification Agreement between the Company and each of Messrs. Bartlett, Brown, Mays, Nugent and Tochner.

*	Filed herewith.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule is true, complete and correct.

SIMON WORLDWIDE, INC.
Dated: November 15, 2010	By: /s/ Terrence J. Wallock Name: Terrence J. Wallock Title: Secretary and Acting General Counsel

ANNEX I

Asset Review of Capstone Advisory Group, LLC

Preliminary and Tentative – Draft
For Discussion Purposes Only

DRAFT

capstone

restructuring \ litigation \ valuation

Simon Worldwide, Inc.
Asset Review

October 22, 2010

Privileged and Confidential
Prepared at the Request of Counsel

capstoneag.com

Preliminary and Tentative – Draft
For Discussion Purposes Only

Disclosure and Limitations

Disclosure and Limitations

We have prepared the attached report pursuant to our engagement by Edwards Angell Palmer & Dodge LLP ("Counsel") to provide consulting services in connection with their legal representation of the Special Committee to the Board of Directors ("Committee") of Simon Worldwide, Inc. ("Simon" or the "Company").

As agreed, we performed our analyses with data provided to us by the Company. We have not performed any audit or other verification work on this data. The procedures we performed are substantially less in scope than an examination, the objective of which is the expression of an opinion on financial information.

Accordingly, we do not express such an opinion on the Company's results or any of the information provided to us. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This Analysis was prepared for the Committee in evaluation of Simon's assets. It should not be used for any other purpose. This report contains confidential information and may not be copied, posted to web sites, distributed or disclosed other than to the Committee without the approval of Capstone Advisory Group, LLC ("Capstone") or Counsel.

Privileged and Confidential
Prepared at the Request of Counsel
2

capstone

Preliminary and Tentative – Draft
For Discussion Purposes Only

Scope of Work

- The scope of Capstone's work included the following:
  - Reviewing Simon's recently filed publicly filed annual and quarterly reports.
  - Meeting with Anthony Espiritu, Controller of Simon Worldwide, Inc. to discuss the assets and liabilities of the Company.
  - Reviewing additional information provided by the Company including unconsolidated trial balances, K-1 schedules and work papers related to investments and impairment.

- All amounts presented herein are the book value of the asset or liability, unless otherwise noted. Capstone does not make any opinion as to the reasonableness or accuracy of the accounting book value in representing fair market value or liquidation value.

- Capstone did not perform an audit or other verification work on the financial statements and information provided by the Company. We relied on the accuracy and validity of the data disclosed to us or supplied to us by employees and representatives of the Company.

Privileged and Confidential
Prepared at the Request of Counsel
3
capstone

Preliminary and Tentative – Draft
For Discussion Purposes Only

Summary

- The consolidated balance sheet of Simon Worldwide, Inc. at the end of September 2010 appears to fairly represent the assets of the Company.

- There may be additional value – above the current GAAP book value – in several of the Company's assets such as Patrick Brady's life insurance policy and the Company's outside investments. However, the ability of the Company to realize increased value may be limited due to the illiquid nature of these investments and the inability of the Company to control/influence its private company investments.

Privileged and Confidential
Prepared at the Request of Counsel
4

capstone

Preliminary and Tentative – Draft
For Discussion Purposes Only

Asset Review

- Shown to the right is the consolidated balance sheet of the Company as of September 30, 2010.
- The balance sheet as shown includes asset accounts against which the Company has taken reserves and as such the book value of the asset is $0.
- A description of all of the assets and liabilities reviewed with Simon is included below and on the following pages.

- **Cash**
- Cash is the Company's largest asset at $12.1 million at Simon Worldwide, Inc. ($5.07 million) and Simon Marketing, Inc. ($7.08 million).
- Of the $12.1 million in cash, approximately $36,000 supports a stand-by letter of credit to support the Company's continued payroll tax obligations.
- As per the Company, there are no other restrictions on cash.

Balance Sheet $s in 000s	**Sep-2010**
Assets	
Cash	$ 12,157
Note Receivable	304
Note Receivable - allowance	(304)
Note Receivable, net	-
Prepaid expenses/other current	44
Property and equipment	27
Accumulated depreciation	(27)
Property and equipment, net	-
Deferred Tax assets	-
Other assets	390
Investments	136
Total Assets	**$ 12,727**
Liabilities and Equity	
Accounts Payable	$ 125
Accrued Expenses	757
Long term obligations	-
Equity	11,845
Total Liabilities & Equity	**$ 12,727**

Privileged and Confidential
Prepared at the Request of Counsel
5
capstone

Preliminary and Tentative – Draft
For Discussion Purposes Only

Asset Review

- **Note Receivable**
- The note receivable balance of approximately $304,000 represents the remaining balance on the "New Subordinated Note" due from Cyrk, Inc. to Simon, as described in the Company's SEC filings.
- Cyrk, Inc. filed for Chapter 7 bankruptcy protection in January 2009 in the State of Washington. Simon has asserted a general unsecured claim in the bankruptcy for $2.4 million. Cyrk's largest asset was $0.7 million in Caterpillar branded inventory, which was auctioned and resulted in less than $30,000 in net proceeds to the Estate and the remaining amounts to the secured creditor and Caterpillar.
- It is unlikely that the Note Receivable from Cyrk will result in a meaningful, if any, recovery. As a result, the carrying value of the note on Simon's books has been reduced to $0.
- As per the Company, there are no other receivables on Simon's books. We asked the Company if there were other receivables that had been written off, were pending legal settlements, or had other sources of value and were told none existed.

Balance Sheet $s in 000s	Sep-2010
Assets	
Cash	$ 12,157
Note Receivable	304
Note Receivable - allowance	(304)
Note Receivable, net	-
Prepaid expenses/other current	44
Property and equipment	27
Accumulated depreciation	(27)
Property and equipment, net	-
Deferred Tax assets	-
Other assets	390
Investments	136
Total Assets	**$ 12,727**
Liabilities and Equity	
Accounts Payable	$ 125
Accrued Expenses	757
Long term obligations	-
Equity	11,845
Total Liabilities & Equity	**$ 12,727**

Privileged and Confidential
Prepared at the Request of Counsel
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Preliminary and Tentative – Draft
For Discussion Purposes Only

Asset Review

- **Prepaid Expenses**
- Pre-paid expenses include pre-paid insurance and other expenses in the ordinary course of business.

- **Property & Equipment**
- The Company's property & equipment remaining in its Los Angeles headquarters has been fully depreciated.
- Based on our visit to the site, it is likely that the Company would incur an expense to dispose of the furniture, fixtures & equipment at the location.

Balance Sheet $s in 000s	Sep-2010
Assets	
Cash	$ 12,157
Note Receivable	304
Note Receivable - allowance	(304)
Note Receivable, net	-
Prepaid expenses/other current	44
Property and equipment	27
Accumulated depreciation	(27)
Property and equipment, net	-
Deferred Tax assets	-
Other assets	390
Investments	136
Total Assets	**$ 12,727**
Liabilities and Equity	
Accounts Payable	$ 125
Accrued Expenses	757
Long term obligations	-
Equity	11,845
Total Liabilities & Equity	**$ 12,727**

Privileged and Confidential
Prepared at the Request of Counsel
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capstone

Preliminary and Tentative – Draft
For Discussion Purposes Only

Asset Review

Deferred Tax Assets

- The Company has incurred net operating loss carryforwards of $67.9 million in Federal NOLs and $38.5 million in State NOLs that may be applied to any future income generated by the business.
- The book value of these assets is derived by applying the marginal tax rate to the NOL (i.e. the undiscounted value of the potential ax savings to the Company).
- Because the Company in its current state is not likely to generate income sufficient to use these deferred assets, GAAP requires the Company take a valuation allowance against the tax assets, resulting in a book carrying value of $0.

As of Dec-2009 $s in millions	NOL Carry-forward	Marginal Tax Rate	Book Asset Value
	A	*B*	*AxB*
Federal Income	$ 67.9	34.0%	$ 23.1
State Income	38.5	8.8%	3.4
	106.4		26.5
Other Deferred Tax Assets			12.2
Deferred Tax Assets, gross			38.7
ASC 740-10 Valuation Allowance			(38.7)
Deferred Tax Assets, net			$ -

Balance Sheet $s in 000s	Sep-2010
Assets	
Cash	$ 12,157
Note Receivable	304
Note Receivable - allowance	(304)
Note Receivable, net	-
Prepaid expenses/other current	44
Property and equipment	27
Accumulated depreciation	(27)
Property and equipment, net	-
Deferred Tax assets	-
Other assets	390
Investments	136
Total Assets	**$ 12,727**
Liabilities and Equity	
Accounts Payable	$ 125
Accrued Expenses	757
Long term obligations	-
Equity	11,845
Total Liabilities & Equity	**$ 12,727**

Privileged and Confidential
Prepared at the Request of Counsel
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capstone

Preliminary and Tentative – Draft
For Discussion Purposes Only

Asset Review

Deferred Tax Assets (continued)

- Should the shell company acquire a profitable operation or generate income in the future, the valuation allowance would be reversed to the extent it could be utilized by the combined entity.
- Should the Company generate sufficient income in the future, the NOLs may have material value. However, if a business combination or acquisition resulted in an "ownership change" in the Company's equity, Section 382 of the Internal Revenue Code limits the amount of pre-change NOLs that a corporation can use to shelter taxable income in taxable years after an "ownership change."
- Generally, an ownership change occurs if there is more than a 50 percentage point change in the ownership of the stock of a corporation.
- From Fair Market Value of the Assets perspective or in liquidating the assets, NOLs may have limited value as they do not transfer to the buyer.

Balance Sheet	Sep-2010
Assets	
Cash	$ 12,157
Note Receivable	304
Note Receivable - allowance	(304)
Note Receivable, net	-
Prepaid expenses/other current	44
Property and equipment	27
Accumulated depreciation	(27)
Property and equipment, net	-
Deferred Tax assets	-
Other assets	390
Investments	136
Total Assets	**$ 12,727**
Liabilities and Equity	
Accounts Payable	$ 125
Accrued Expenses	757
Long term obligations	-
Equity	11,845
Total Liabilities & Equity	**$ 12,727**

Privileged and Confidential
Prepared at the Request of Counsel
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Preliminary and Tentative – Draft
For Discussion Purposes Only

Asset Review

Other Assets

- Simon's Other Assets primarily consist of the cash surrender value of Patrick Brady's life insurance policy. The cash surrender value of the policy may vary over time due to changes in the stock market, premiums paid and other factors.
- The highest realizable value of the policy would be approximately $1.2 million in the event of Mr. Brady's death, which represents the reimbursement of premiums paid by the Company. If the policy is cancelled, the Company would realize an amount closer to the cash surrender value.
- As per the Company, there are no other life insurance policies.

Other Assets $s in 000s	Sep-2010
Cash surrender value - Life Insurance	$ 361
Investments	25
Rent/Security Deposits	4
Other Assets	$ 390

Balance Sheet $s in 000s	Sep-2010
Assets	
Cash	$ 12,157
Note Receivable	304
Note Receivable - allowance	(304)
Note Receivable, net	-
Prepaid expenses/other current	44
Property and equipment	27
Accumulated depreciation	(27)
Property and equipment, net	-
Deferred Tax assets	-
Other assets	390
Investments	136
Total Assets	**$ 12,727**
Liabilities and Equity	
Accounts Payable	$ 125
Accrued Expenses	757
Long term obligations	-
Equity	11,845
Total Liabilities & Equity	**$ 12,727**

Privileged and Confidential
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Preliminary and Tentative – Draft
For Discussion Purposes Only

Asset Review

- **Other Assets (continued)**
- The "Investments" listed in Other Assets are comprised of investments in the companies listed below.

Company	Description	Sep-2010 $s in 000s
Theravance	NASDAQ traded biopharmaceutical co. (1,045 shares)	$ 21
Victory Ventures	Investment company	4
Investments		$ 25

Balance Sheet $s in 000s	Sep-2010
Assets	
Cash	$ 12,157
Note Receivable	304
Note Receivable - allowance	(304)
Note Receivable, net	-
Prepaid expenses/other current	44
Property and equipment	27
Accumulated depreciation	(27)
Property and equipment, net	-
Deferred Tax assets	-
Other assets	390
Investments	136
Total Assets	**$ 12,727**
Liabilities and Equity	
Accounts Payable	$ 125
Accrued Expenses	757
Long term obligations	-
Equity	11,845
Total Liabilities & Equity	**$ 12,727**

Privileged and Confidential
Prepared at the Request of Counsel
11

capstone

Preliminary and Tentative – Draft
For Discussion Purposes Only

Asset Review

- **Investments**
- Simon's Investments are held at Simon Worldwide, Inc.'s subsidiary SWWI.com and include the Yucaipa controlled company Yucaipa AEC (discussed on the following page). SWWI.com investments and their book values are shown below:

Investments Company	Description	Sep-2010 $s in 000s
Jenzabar, Inc.	Web-based enterprise software company	$ 127
Yucaipa AEC	Distributor of music and movie CDs and DVDs	9
Thing World.com, LLC	Internet media company	-
Scournet	Website for searching/downloading multimedia content	-
Checkout.com	Online retailer and entertainment provider	-
OneNetNow.com	Culturally diverse online community	-
Ceiva Logic	Creator of internet-connected picture frame	-
Grocery Gateway Inc.	Internet retailer offering home and office delivery of groceries	-
		$ 136

- Jenzabar has over $65 million in annual revenue (based on recent internet job posting).
- An internet search of these investments yielded no information since 1999 on Thing World.com, Scournet, and Checkout.com.
- Grocery Gateway was acquired by Longo Brothers Fruit Market, Inc. in 2004. OneNetNow.com was acquired by Earthlink in 2001.
- Ceiva Logic is a company affiliated with Yucaipa.

Balance Sheet $s in 000s	Sep-2010
Assets	
Cash	$ 12,157
Note Receivable	304
Note Receivable - allowance	(304)
Note Receivable, net	-
Prepaid expenses/other current	44
Property and equipment	27
Accumulated depreciation	(27)
Property and equipment, net	-
Deferred Tax assets	-
Other assets	390
Investments	136
Total Assets	**$ 12,727**
Liabilities and Equity	
Accounts Payable	$ 125
Accrued Expenses	757
Long term obligations	-
Equity	11,845
Total Liabilities & Equity	**$ 12,727**

Privileged and Confidential
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Preliminary and Tentative – Draft
For Discussion Purposes Only

Asset Review

- **Investments (continued)**
- Yucaipa AEC is carried at approximately $9,000 on Simon's balance sheet. As shown below, the 2009 K-1 for Simon's 18.23% partnership interest shows the ending capital account balance as of 12/31/2009 was approximately $635,000.
- Based on our conversations with the Controller, it is not clear if any additional assets exist at Yucaipa AEC that may have realizable value. Since AEC is controlled by Yucaipa, any distribution of funds would ultimately be determined by Yucaipa.

$s in 000s	12/31/09
Beginning capital account	$ 10,075
Capital contributed during year	-
Current year increase/(decrease)	(9,090)
Withdrawals & distributions	(350)
Ending capital account	$ 635

Balance Sheet $s in 000s	Sep-2010
Assets	
Cash	$ 12,157
Note Receivable	304
Note Receivable - allowance	(304)
Note Receivable, net	-
Prepaid expenses/other current	44
Property and equipment	27
Accumulated depreciation	(27)
Property and equipment, net	-
Deferred Tax assets	-
Other assets	390
Investments	136
Total Assets	**$ 12,727**
Liabilities and Equity	
Accounts Payable	$ 125
Accrued Expenses	757
Long term obligations	-
Equity	11,845
Total Liabilities & Equity	**$ 12,727**

Privileged and Confidential
Prepared at the Request of Counsel
13

capstone

Preliminary and Tentative – Draft
For Discussion Purposes Only

Asset Review

- **Liabilities**
- Accounts Payable at the end of September 2009 was approximately $125,000 and represents ordinary course business payables for which the Company has received invoices.
- Accrued expenses were approximately $757,000 which includes $599,000 for the Patrick Brady life insurance settlement reached in October 2010. The remaining amount of accrued expenses relate to accrued payroll, vacation and other general business expenses.
- The Company did not have any long-term liabilities. We were informed that there were no off-balance sheet commitments that would give rise to material liabilities in liquidation, other than severance and continued healthcare coverage as shown below.

$s in 000s	Severance	Medical	Total
Joseph Bartlett	$ 12	$ 50	$ 62
Allan Brown	12	51	63
Greg Mays	53	64	116
Terrence Wallock	175	47	222
Anthony Espiritu	140	25	165
Matilda D.	34	-	34
	$ 426	$ 237	$ 663

- The only long-term contract was the lease on the Los Angeles office, which would give rise to approximately $65,000 in remaining lease payments over the next year.

Balance Sheet $s in 000s	Sep-2010
Assets	
Cash	$ 12,157
Note Receivable	304
Note Receivable - allowance	(304)
Note Receivable, net	-
Prepaid expenses/other current	44
Property and equipment	27
Accumulated depreciation	(27)
Property and equipment, net	-
Deferred Tax assets	-
Other assets	390
Investments	136
Total Assets	**$ 12,727**
Liabilities and Equity	
Accounts Payable	$ 125
Accrued Expenses	757
Long term obligations	-
Equity	11,845
Total Liabilities & Equity	**$ 12,727**

Privileged and Confidential
Prepared at the Request of Counsel
14

capstone

ANNEX II

Opinion of Greif & Co.

November 10, 2010

PERSONAL AND CONFIDENTIAL

Special Committee of the Board of Directors
Simon Worldwide, Inc.
5200 West Century Boulevard
Los Angeles, CA 90045

Gentlemen:

You have requested our opinion as investment bankers as to the fairness, from a financial point of view, to the common stockholders of Simon Worldwide, Inc. (“Simon” or the “Company”) of the proposed Tender Offer, as described in the Offer to Purchase for Cash submitted by Overseas Toys, L.P. (“Overseas Toys”) dated November 1, 2010 (the “Tender Offer”), of all issued and outstanding shares of Common Stock not otherwise owned by Overseas Toys, an affiliate of The Yucaipa Companies, LLC (“Yucaipa”), for $0.27 per share net to the seller in cash without interest.

Greif & Co. (“Greif”), as part of its investment banking business, is regularly engaged in the evaluation of capital structures, the evaluation of businesses and their securities in connection with mergers and acquisitions, private placements, financial restructurings and other financial services. We will receive a fee for delivering this opinion to a special committee of disinterested directors of the Board of Directors of the Company (the “Special Committee”) consisting of Messrs. Allan I. Brown and Joseph W. Bartlett and to the Board of Directors of Simon Worldwide, Inc. The Company has agreed to indemnify Greif against certain liabilities arising out of or in connection with the services rendered by Greif in opining on the proposed Tender Offer.

For purposes of the opinion set forth herein, we have:

(i)	reviewed the Company’s Form 10-K for the fiscal years ended December 31, 2008 and 2009 and the Company’s Form 10-Q for the sixth-month and three-month periods ended June 30, 2010 and March 31, 2010, respectively;
(ii)	reviewed the Exchange and Recapitalization Agreement by and among Simon and Overseas Toys dated June 11, 2008;
(iii)	reviewed the Restated Certificate of Incorporation of Simon duly adopted by the Board of Directors of the Corporation on June 11, 2008, and approved by the stockholders of Simon on September 18, 2008;

633 West Fifth Street •   Sixty-Fifth Floor •   Los Angeles, California 90071-2005
Telephone (213) 346-9250 •   Facsimile (213) 346-9260 •   Owl@Greifco.com

(iv)	reviewed the Stock Repurchase Agreement by and among Everest Special Situations Fund L.P., a Delaware limited partnership, Maoz Everest Fund Management Ltd., an Israeli corporation, Elchanan Maoz, individually, and Simon dated April 26, 2010;
(v)	reviewed the Offer to Purchase for Cash, dated November 1, 2010 made by Overseas Toys;
(vi)	reviewed the Letter of Transmittal pursuant to the Offer to Purchase, dated November 1, 2010;
(vii)	reviewed the Schedule to Tender Offer Statement Under Section 14(D)(1) or Section 13(E)(1) of the Securities Exchange Act of 1934;
(viii)	reviewed the Asset Review Report of Simon Worldwide, Inc. by Capstone Advisory Group, LLC dated October 22, 2010;
(ix)	discussed the past and current operations, financial condition and prospects of the Company with senior executives of the Company;
(x)	reviewed Source Interlink Companies, Inc.’s (“Source Interlink”) Debtors’ Prepackaged Joint Plan of Reorganization Pursuant to Chapter 11 of the Bankruptcy Code, dated May 26, 2009, (as amended);
(xi)	reviewed other publicly available financial data with respect to the Company and Source Interlink;
(xii)	discussed the past and current operations, financial condition and prospects of investments held by Yucaipa AEC Associates, LLC with senior management of Yucaipa;
(xiii)	reviewed online websites that offer for sale publicly traded companies that trade over-the-counter and file with the Securities and Exchange Commission and reviewed acquisition activity with respect thereto;
(xiv)	reviewed current and historical market prices of the Common Stock;
(xv)	discussed with outside tax counsel Kaye Scholer LLP certain aspects regarding the Company’s net operating losses (“NOLs”);
(xvi)	performed a valuation of the Company’s NOLs using a discounted cash flow analysis; and
(xvii)	performed such other analyses and considered such other factors as we have deemed appropriate.

In our review and analysis and in rendering this opinion, we have relied upon, but have not independently investigated or verified, the accuracy, completeness or fair presentation of any financial and other information that was provided to us by the Company, or it affiliates or that was publicly available to us (including, without limitation, the information described above and management’s estimated future performance of the Company), or that was otherwise reviewed by us. This opinion is expressly conditioned upon such information (whether written or oral) being accurate and complete in all respects.

We expressly disclaim any undertaking or obligation to advise any person of any change in any fact or matter affecting our opinion of which we become aware after the date hereof. It is understood that this letter is for the information of the Special Committee and the Board of Directors of the Company and may not be disclosed publicly in any manner without our prior written approval; provided that this letter shall constitute the prior written approval for the Special Committee, the Board of Directors of the Company and the Company to include this letter in any document to be filed with the Securities and Exchange Commission or sent to the Company's stockholders in connection with or respect to the Proposed Transaction, including without limitation any proxy solicitation related thereto. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act of 1933, as amended, or the rules and regulations promulgated thereunder.

In our review, we did not obtain any independent evaluation or appraisal of the assets or liabilities of, nor did we conduct a comprehensive physical inspection of, any of the assets of the Company, nor have we been furnished with any such evaluations or appraisals for the Company or reports of such physical inspections for the Company, nor do we assume any responsibility to obtain any such evaluations, appraisals or inspections for the Company. Our opinion is based on economic, monetary, political, regulatory, market and other conditions existing and which can be evaluated as of the date hereof; however, such conditions are subject to rapid and unpredictable change and such changes could affect the conclusions expressed herein. We have made no independent investigation of any legal or accounting matters affecting the Company, and we have assumed the correctness of all legal and accounting advice given to the Company and its Board of Directors, including, without limitation, advice as to the accounting and tax consequences of the Proposed Transaction to the Company and its security holders.

The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analyses and the application of those methods to the particular circumstances and, therefore, such opinions are not readily susceptible to partial analysis or summary description. Considering any portion of such analyses or the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying the conclusions expressed herein. Greif’s analyses must be considered as a whole. In arriving at its opinion, Greif made qualitative judgments as to the significance and relevance of each analysis and factor it considered. Accordingly, Greif believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and opinions. In its analyses, Greif made numerous assumptions with respect to Simon, including general business, economic, market and financial conditions, and other matters, many of which are beyond Simon’s control. No company, transaction or business used in such analyses as a comparison is identical to Simon or the Tender Offer, nor is an evaluation of the results of such analyses entirely mathematical; rather, such analyses involve complex considerations and judgments concerning financial and operational characteristics and other factors that could affect the acquisition, public trading, fair value, present fair saleable value, or other values of the Company, business segments or the Tender Offer being analyzed. The estimates contained in such analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect or predict the prices at which businesses or securities actually may be sold currently or in the future. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

In rendering this opinion, we have also assumed that: (i) the Tender Offer will be consummated on the terms described in the Offer to Purchase for Cash without any waiver of any material terms or conditions and that the conditions to the consummation of the Tender Offer set forth in the Offer to Purchase for Cash will be satisfied without material expense; (ii) there is not now, and there will not as a result of the consummation of the transaction contemplated by the Tender Offer be, any default, or event of default, under any indenture, credit agreement or other material agreement or instrument to which the Company or any of its respective subsidiaries or affiliates is a party; and (iii) all material assets and liabilities (contingent or otherwise known or unknown) of the Company are as set forth in its consolidated financial statements.

Moreover, in rendering the opinion set forth below we note that the entering into of the Proposed Transaction is conditioned upon the approval of the Board of Directors or equivalent body of the Company, and we are not recommending that the Company, or its Board of Directors or equivalent bodies, or any of its security holders or any other person should take any specific action in connection with the Tender Offer or exchanging any securities pursuant thereto. Our opinion does not constitute a recommendation of the Tender Offer over any alternative transaction which may be available to the Company or its security holders.

We have not acted as a financial advisor to the offeror under the Tender Offer that is the subject of this fairness opinion. We will not receive compensation that is contingent upon the successful completion of the Tender Offer for rendering this fairness opinion. We have not had any material relationships that existed during the past two years in which any compensation was received or is intended to be received as a result of the relationship between Greif and the offeror under the Tender Offer. We have previously served as financial advisor to the Special Committee with respect to the 2008 Recapitalization of Simon.

Based upon and subject to the foregoing, it is our opinion as investment bankers that, as of the date hereof, the Tender Offer by Overseas Toys, taken as a whole, is unfair to Simon’s common shareholders from a financial point of view. This fairness opinion was approved by Greif’s fairness committee. We do not express an opinion about the fairness of the Tender Offer to the offeror, Overseas Toys.

Very truly yours,

GREIF & CO.

Lloyd Greif
President & CEO